6/22/08

09046925

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Sun Entertainment Holding Corp

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 01776

FISCAL YEAR 12-31-08

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dw

DATE : 9/10/09

082-01776

RECEIVED
2009 JUN 22 A 4:35
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

12-31-08
AR/S

SUN ENTERTAINMENT HOLDING CORPORATION

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED

DECEMBER 31, 2008 AND 2007

MANNING ELLIOTT

CHARTERED ACCOUNTANTS

11th floor, 1050 West Pender Street, Vancouver, BC, Canada V6E 3S7

Phone: 604. 714. 3600 Fax: 604. 714. 3669 Web: manningelliott.com

AUDITORS' REPORT

To the Shareholders of
Sun Entertainment Holding Corporation

We have audited the consolidated balance sheets of Sun Entertainment Holding Corporation as at December 31, 2008 and 2007 and the consolidated statements of operations and comprehensive income, deficit, accumulated other comprehensive income, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2008 and 2007 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Manning Elliott LLP

Chartered Accountants

Vancouver, British Columbia

April 29, 2009

SUN ENTERTAINMENT HOLDING CORPORATION

CONSOLIDATED BALANCE SHEETS

AS AT DECEMBER 31, 2008 AND 2007

	2008	2007
ASSETS		
CURRENT ASSETS		
Cash and equivalents	$ 1,806,586	$ 2,431,260
Short-term investments	162,135	126,129
Accounts receivable	48,084	63,985
Inventory	117,888	57,524
Prepaid expenses and other deposits	7,912	5,687
Advances to related parties (Note 5)	27,146	—
	2,169,751	2,684,585
EQUIPMENT (Note 4)	34,878	8,582
	$ 2,204,629	$ 2,693,167
LIABILITIES		
CURRENT LIABILITIES		
Accounts payable and accrued liabilities (Note 5)	$ 589,061	$ 881,996
Income taxes payable	119,032	347,042
Amounts due to related parties (Note 5)	169,863	538,307
	877,956	1,767,345
SHAREHOLDERS' EQUITY		
SHARE CAPITAL (Note 6)		
Authorized: 99,250,000 Common shares without par value		
Issued: 11,921,679 Common shares	3,298,095	3,298,095
Contributed surplus	7,500	7,500
	3,305,595	3,305,595
DEFICIT	(2,108,896)	(2,272,150)
ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)	129,974	(107,623)
	(1,978,922)	(2,379,773)
	1,326,673	925,822
	$ 2,204,629	$ 2,693,167

Contingencies (Note 9)
Commitments (Note 10)

Approved on Behalf of the Board of Directors:

/s/ "Terrence O. Lashman" — Terrence O. Lashman, Director

/s/ "John A. Singleton" — John A. Singleton, Director

(The accompanying notes are an integral part of these consolidated financial statements)

SUN ENTERTAINMENT HOLDING CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

	2008	2007
REVENUE		
Royalties	$ 1,607,764	$ 3,014,563
Merchandise sales	511,890	272,302
Interest income	62,263	84,719
	2,181,917	3,371,584
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES		
Advertising	12,653	5,338
Amortization	6,276	3,632
Automobile	20,784	26,602
Insurance	22,456	26,474
Interest expense	8,923	19,252
Legal and professional	160,122	257,972
Management fees	24,000	24,000
Miscellaneous	34,920	32,874
Net product costs	306,666	169,084
Office	81,518	61,374
Outside services	100,813	129,027
Promotion and investor relations	114,586	114,551
Rent	63,009	57,886
Royalties	495,496	1,032,923
Salaries and wages	423,215	446,326
Transfer agent and regulatory	17,040	13,277
Utilities	29,687	26,097
	1,922,164	2,446,689
INCOME BEFORE TAXES	259,753	924,895
INCOME TAXES		
Current (Note 7)	(96,499)	(362,893)
NET INCOME	163,254	562,002
OTHER COMPREHENSIVE INCOME (LOSS)		
Unrealized gain (loss) on foreign exchange translation	237,597	(122,230)
COMPREHENSIVE INCOME	$ 400,851	$ 439,772
BASIC AND DILUTED EARNINGS PER SHARE	$ 0.01	$ 0.05
WEIGHTED AVERAGE SHARES OUTSTANDING	11,921,679	11,921,679

(The accompanying notes are an integral part of these consolidated financial statements)

CONSOLIDATED STATEMENTS OF DEFICIT

	2008	2007
Deficit, beginning of year	$ (2,272,150)	$ (2,834,152)
Net income for the year	163,254	562,002
Deficit, end of year	$ (2,108,896)	$ (2,272,150)

CONSOLIDATED STATEMENTS OF ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

	2008	2007
Accumulated other comprehensive income (loss), beginning	$ (107,623)	$ 14,607
Foreign exchange translation adjustment for the year	237,597	(122,230)
Accumulated other comprehensive income (loss), ending	$ 129,974	$ (107,623)

SUN ENTERTAINMENT HOLDING CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

	2008	2007
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income for the year	$ 163,254	$ 562,002
Non-cash item		
Amortization	6,276	3,632
Changes in non-cash working capital items		
Accounts receivable	26,677	(50,896)
Inventory	(40,738)	(2,956)
Prepaid expenses	(763)	709
Income taxes payable	(270,807)	83,702
Accounts payable and accrued liabilities	(437,344)	42,127
	(553,445)	638,320
CASH FLOWS TO INVESTING ACTIVITIES		
Purchase of short-term investments	(5,275)	(5,988)
Purchase of equipment	(27,437)	(4,381)
	(32,712)	(10,369)
CASH FLOWS FROM FINANCING ACTIVITIES		
Repayments on notes payable	—	(3,943)
Advances from (payments to) related parties	(456,624)	124,676
	(456,624)	120,733
EFFECT OF EXCHANGE RATE CHANGES ON CASH	418,107	(374,179)
(DECREASE) INCREASE IN CASH AND EQUIVALENTS DURING THE YEAR	(624,674)	374,505
CASH AND EQUIVALENTS, BEGINNING OF YEAR	2,431,260	2,056,755
CASH AND EQUIVALENTS, END OF YEAR	$ 1,806,586	$2,431,260
SUPPLEMENTAL CASH FLOW INFORMATION		
Cash paid for interest	$ 8,923	$ 4,625
Cash paid for income taxes	53,335	293,785

1. NATURE OF OPERATIONS

Sun Entertainment Holding Corporation (the "Company") is engaged principally in earning royalties for the use of its master recordings and the merchandising of recorded music and memorabilia. The Company has the exclusive license rights to use certain master sound recordings owned by Shelby Singleton Enterprises Inc., a company controlled by the President and Executive Vice President of the Company. The licensing agreement commenced January 2, 1988 and terminates December 31, 2011, with an option to renew for an additional twenty-five years. The license fee is 5% of sales, as defined in the licensing agreement.

The Company's revenues were derived principally from activity in the United States and the Company's assets are situated principally in the United States.

2. SIGNIFICANT ACCOUNTING POLICIES

a) Basis of presentation

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") and are expressed in Canadian dollars. The significant accounting policies followed by the Company in preparation of these consolidated financial statements, are summarized below.

b) Principles of consolidation

These consolidated financial statements include the accounts of the Company, which was incorporated in British Columbia, Canada is listed on the TSX Venture Exchange, and its wholly-owned subsidiary, Sun Entertainment Corporation, a Tennessee corporation. All material inter-company transactions and balances have been eliminated upon consolidation.

c) Inventory

Inventory consists of retail merchandise including CD recorded music and various consumer memorabilia products promoting the Sun logo. Inventory is stated at the lower of cost, using the first-in first-out inventory method, and net realizable value.

d) Revenue recognition

The Company receives both foreign and domestic royalties by licensing its master recordings to users who are licensed to sell recordings from masters leased to them by the Company. Terms of the license agreements vary; however, most agreements specify payments of minimum guaranteed royalties to the Company. The Company follows the practice of recognizing licensee royalties as income upon receipt because revenue earned from most royalty arrangements cannot be reasonably quantified prior to actual receipt and collectibility of this revenue cannot be assured until it is actually received.

Revenue from miscellaneous sales of recorded music and merchandise is recognized when product is shipped, persuasive evidence of a sale or other arrangement exists, the amount is determinable and collection is reasonably assured.

e) Record masters and advance royalty payments to artists

The Company follows the practice of charging to operations the cost of master recordings and any advance royalties paid to the artist if those advances are not recovered through royalties earned by the artist during the year.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

f) Foreign currency translation

These financial statements are presented in Canadian dollars. The operations of the U.S. subsidiary are considered to be self-sustaining from those of the parent company as of January 1, 2005 because the financial position of the subsidiary, which uses the U.S. dollar as its functional currency, is such that it is not financially dependant on or integrated with the parent company. The Company employs the current rate method for translating the U.S. dollar denominated financial statements of its subsidiary into Canadian dollars. Under the current rate method, assets and liabilities are translated at the exchange rates in effect at the balance sheet date, and revenues and expenses are translated at the average exchange rate for the period. The exchange gains and losses arising from the translation of the U.S. subsidiary are recorded as other comprehensive income (loss) and accumulated in a separate component of shareholders' equity. As of December 31, 2008 and 2007, accumulated other comprehensive income (loss) consisted entirely of foreign exchange translation adjustments.

g) Long-lived assets

The Company reviews its long-lived assets for impairment at least annually or whenever changes in events or circumstances indicate that the carrying amount may not be recoverable. Assets are classified as either held-for-use or available-for-sale. An impairment loss is recognized when the carrying amount of an asset that is held and used exceeds the projected undiscounted future net cash flows expected from its use and disposal, and is measured as the amount by which the carrying amount of the asset exceeds its fair value, which is measured based on discounted cash flows when quoted market prices are not available. For assets available-for-sale, an impairment loss is recognized when the carrying amount exceeds the fair value less costs to sell. The Company's long-lived assets consist of equipment, and to December 31, 2008 no impairment losses have been recognized.

h) Earnings per share

Earnings per share computations are based upon the weighted average number of shares outstanding during the year. The Company has a simple share structure without any issued stock options or other potentially dilutive instruments, accordingly diluted earnings per share and basic earnings per share are the same.

i) Income taxes

The Company recognizes income taxes using an asset and liability approach. Future income tax assets and liabilities are computed annually for temporary differences between the financial statement carrying amounts and tax basis for various assets and liabilities using enacted tax laws and rates applicable to the periods in which these differences are expected to affect taxable income.

j) Use of estimates

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions based on currently available information. Such estimates and assertions may affect the reported amounts of assets and liabilities and disclosure of contingencies at the date of the financial statements and the reported amounts of revenues and expense during the reporting period. Actual results could differ from those estimates. Significant areas requiring the use of estimates include the valuation of inventory, recognition of artists' royalty accruals payable and artist royalty expense due to frequent litigation by artists or their estates, recognition of royalty revenues due to the uncertainty over their calculation and timing of receipt, valuation allowances for future income tax assets, amortization, allowances for doubtful accounts receivable and contingent liabilities.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

k) Cash and equivalents

The Company considers all highly liquid instruments with original maturities of three months or less on the date of purchase to be cash equivalents. Cash and equivalents are carried at cost, plus accrued interest, which approximates market value.

l) Stock-based compensation

The Company uses the fair value method in accounting for stock-based compensation and other stock-based payments in accordance with CICA Handbook section 3870. The fair values of any stock-based awards or stock-based payments are expensed over the vesting period. As of December 31, 2008 and 2007 the Company has not issued any stock options and has not made any stock-based payments or awards.

m) Short-term investments

Short-term investments consist of term deposits held with financial institutions and are classified as held for trading. Short-term investments are recorded at cost plus accumulated interest which approximates fair market value.

n) New Accounting Standards

The Company adopted the following new accounting standards issued by the Canadian Institute of Chartered Accountants ("CICA"). These accounting policy changes were adopted on a prospective basis with no restatement of prior period consolidated financial statements:

CICA Section 1400 *General Standards of Financial Statement Presentation* provides revised guidance on management's responsibility to assess and disclose the Company's ability to continue as a going concern. The Company adopted this standard on January 1, 2008 and no significant impact was reported in the 2008 consolidated financial statements.

CICA Section 1535 *Capital Disclosures* establishes standards for the disclosure of the Company's objectives, policies and processes for managing capital, capital management strategies, as well as quantitative information about capital. The additional disclosures, required as a result of the adoption of this standard in 2008, have been included in Note 13, Capital Management.

CICA Section 3031 *Inventories* contains expanded guidance related to cost measurement and disclosure requirements. The Company adopted this standard on January 1, 2008 and no significant impact was reported in the 2008 consolidated financial statements.

CICA Section 3862 *Financial Instruments - Disclosures* and Section 3863 *Financial Instruments - Presentation* replaces Section 3861 *Financial Instruments - Disclosure and Presentation*. These new sections revise and enhance current disclosure requirements for financial instruments, and place an increased emphasis on disclosure of risk exposure and risk assessments. The Company adopted this standard on January 1, 2008 and the additional disclosures required by these standards are included in Note 3, Financial Instruments.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

o) Recent Accounting Pronouncements

The recent accounting pronouncements that have been issued as new sources of GAAP but are not yet effective are described below:

In January 2009, the CICA issued Section 1582, *Business Combinations*, which replaces former guidance on business combinations. Section 1582 establishes principles and requirements of the acquisition method for business combination and related disclosures. The Section applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 2011 with earlier adoption permitted. The Company is currently evaluating the impact of this standard on the consolidated financial statements.

In January 2009, the CICA issued Section 1601, *Consolidated Financial Statements*, and 1602, *Non-controlling interests*, which replaces existing guidance. Section 1602 provides guidance on accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. These standards are effective on or after the beginning of the first annual reporting period on or after January 2011 with earlier adoption permitted. The Company is currently evaluating the impact of this standard on the consolidated financial statements.

CICA Section 3064 *Goodwill and Intangible Assets* replaces Section 3062 *Goodwill and Intangible Assets*, and Section 3450 *Research and Development Costs,* which also resulted in amendments to related guidance contained in AcG-11 *Enterprises in the Development Stage* and Section 1000 *Financial Statement Concepts.* These pronouncements and amendments affect the recognition and measurement of intangible assets that include deferred costs related to mineral property exploration. On January 1, 2009 the Company will adopt this standard, and no significant impact is expected on the Company's interim and annual consolidated financial statements for fiscal 2009.

In January 2006, the CICA Accounting Standards Board ("AcSB") adopted a strategic plan for the direction of accounting standards in Canada. As part of that plan, accounting standards in Canada for public companies will converge with International Financial Reporting Standards ("IFRS"). On February 13, 2008, the AcSB confirmed that the standards will become effective for all publicly accountable enterprises in interim and annual financial statements for fiscal years beginning on or after January 1, 2011. The Company continues to monitor and assess the impact of convergence of Canadian generally accepted accounting principles and IFRS.

3. FINANCIAL INSTRUMENTS

Classification

Financial instruments are classified into one of five categories: held-for-trading, held-to-maturity investments, loans and receivables, available-for-sale financial assets or other financial liabilities. All financial instruments are measured at fair value except for loans and receivables, held-to-maturity investments and other financial liabilities which are measured at amortized cost. Subsequent measurement and accounting for changes in the value of these investments will depend on their initial classification as follows: held-for-trading financial assets are measured at fair value with changes in fair value recognized in operations. Available-for-sale financial instruments are measured at fair value with changes in fair value recorded in other comprehensive income until the change in value is realized or the instrument is derecognized or permanently impaired.

3. FINANCIAL INSTRUMENTS (continued)

Classification (continued)

The Company has classified its cash and equivalents and short-term investments as held-for-trading. Accounts receivable and advances to related parties are classified as loans and receivables and are measured at amortized cost with a subsequent measurement reduction for an allowance doubtful accounts or a provision for impairment. Accounts payable and amounts due to related parties are classified as other liabilities.

Fair Values

The carrying value of cash and equivalents, short-term investments, accounts receivable, advances to related parties, accounts payable, and amounts due to related parties, approximates their fair values due to the immediate or short-term maturity of these financial instruments.

Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash and equivalents, short-term investments, and accounts receivable. To minimize its credit risk the Company deposits its cash and equivalents and short-term investments in investment grade accounts with high quality financial institutions. Transaction costs are expensed as incurred.

The Company's accounts receivable are primarily with customers in the United States. Credit risk from accounts receivable encompasses the default risk of its customers. The Company manages its exposure to credit risk by only working with reputable companies. In addition, on an ongoing basis, management monitors the level of accounts receivable attributable to each customer and the length of time taken for amounts to be settled and where necessary, takes appropriate action to follow up on those balances considered overdue.

Management does not believe that there is significant credit risk arising from any of the Company's customers; however, should one of the Company's main customers be unable to settle amounts due, the impact on the Company could be insignificant. The maximum exposure to loss arising from accounts receivable is equal to their total carrying amounts.

Financial assets past due

At December 31, 2008, the Company has a provision of $1,000 against trade accounts receivable, the collection of which is considered doubtful.

The following table provides information regarding the ageing of financial assets that are past due but which are not impaired.

At December 31, 2008

	Neither past due Nor impaired	31- 60 days	61-90 days	91+ days	Carrying Value
Trade accounts receivable	$5,900	8,717	3,986	31,062	$49,665

The definition of items that are past due is determined by reference to terms agreed with individual customers. Of the 91+ days balance outstanding at December 31, 2008, 63% has been subsequently collected as at March 20, 2009. None of the amounts outstanding have been challenged by the respective customer(s) and the Company continues to conduct business with them on an ongoing basis. Accordingly, management has no reason to believe that this balance is not fully collectable in the future.

3. FINANCIAL INSTRUMENTS (continued)

Financial assets past due (continued)

The Company reviews financial assets past due on an ongoing basis with the objective of identifying potential matters which could delay the collection of funds at an early stage. Once items are identified as being past due, contact is made with the respective company to determine the reason for the delay in payment and to establish an agreement to rectify the breach of contractual terms. At December 31, 2008, the Company had a provision for doubtful accounts of $1,000 which was made against trade accounts receivable in excess of twelve months old and where collection efforts to date have been unsuccessful.

Liquidity Risk

The Company ensures its holding of cash is sufficient to meet its short-term general and administrative expenditures. All of the Company's financial liabilities have contractual maturities of 30 days or are due on demand and are subject to normal trade terms.

Market Risk

Market risk is the risk to the Company that the fair value or future cash flows of financial instruments will fluctuate due to changes in interest rates and foreign currency exchange rates. Market risk arises as a result of the Company generating revenues and incurring expenses in foreign currencies, holding cash and cash equivalents which earn interest, and having operations based in the United States in its wholly-owned subsidiary, Sun Entertainment Corporation.

Interest Rate Risk

The only financial instruments that expose the Company to interest rate risk are its cash and cash equivalents. The Company's objectives of managing its cash and cash equivalents are to ensure sufficient funds are maintained on hand at all times to meet day-to-day requirements and to place any amounts which are considered excess of day-to-day requirements in highly liquid investments. When placing amounts of cash and cash equivalents in liquid investments, the Company only uses high quality commercial banks and ensures that access to the amounts placed can be obtained on short-notice.

Foreign Exchange Risk

The Company's financial instruments are substantially all denominated in U.S. dollars, and the U.S. dollar based operations of the Company's subsidiary are converted into Canadian dollars as the reporting currency in these consolidated financial statements (see Note 2(f)). Fluctuations in the exchange rates between the U.S. and Canadian dollar could have a material effect on the Company's business and on the reported amounts in these financial instruments. The Company does not utilize any financial instruments or cash management policies to mitigate the risks arising from changes in foreign currency rates.

At December 31, 2008, through its wholly-owned subsidiary, the Company has $2,043,357 (US$1,671,048) in financial instrument assets denominated in US dollars and $1,088,730 (US$1,088,730) in financial instrument liabilities denominated in US dollars for a net amount of $954,627 (US$780,689) exposed to foreign exchange risk.

3. FINANCIAL INSTRUMENTS (continued)

Market Risk (continued)

Sensitivity Analysis

The Company has completed a sensitivity analysis to estimate the impact on net income that a change in foreign exchange rates or interest rates would have had in the 2008 year. This sensitivity analysis includes the following assumptions:

- Changes in individual foreign exchange rates do not cause foreign exchange rates in other countries to alter
- Changes in market interest rates do not cause a change in foreign exchange rates

The results of the foreign exchange rate sensitivity analysis can be seen in the following table:

	Impact on net loss **$**
Change of +/- 10% in US$ foreign exchange rate	+/- 70,642

A change of 1% in the United States Base Rate would have an annual impact of approximately $7,064 on the Company's net loss.

Limitations of sensitivity analysis

The above table demonstrates the effect of either a change in foreign exchange rates or interest rates in isolation. In reality, there is a correlation between the two factors.

Additionally, the financial position of the Company may vary at the time that a change in either of these factors occurs, causing the impact on the Company's results to differ from that shown above.

4. EQUIPMENT

	Cost	Accumulated Amortization	**2008** Net Carrying Value	**2007** Net Carrying Value
Automobile and office equipment	$ 51,703	$ (37,943)	$ 13,760	$ 8,582
Computer software	21,118	–	21,118	–
Total	$ 72,821	$ (37,943)	$ 34,878	$ 8,582

Equipment is stated at cost less accumulated amortization. Amortization is recorded over the estimated useful lives of the assets on the declining balance basis at an annual rate of 40%. The acquired computer software is not in active use as of December 31, 2008, accordingly no amortization has been recorded for the computer software.

5. RELATED PARTY TRANSACTIONS

a) The following is a summary of balances and transactions with directors and/or companies controlled by directors of the Company and its wholly-owned subsidiary.

		2008	2007
Balance Sheet:			
Accounts payable to companies controlled by a director	$	–	52
Amounts due to companies controlled by directors		169,863	538,307
Amounts due from a partnership controlled by officers (see (b) below)		27,146	–
		197,009	538,359
Income Statement:			
Management fees incurred to a company controlled by a director	$	24,000	24,000
Royalties incurred to a company controlled by directors (Note 1)		65,472	106,843
Commissions incurred to a partnership controller by officers (see (b) below)		44,107	–
Rent incurred to a company with common directors		63,009	53,739
Non-competition payments		92,909	91,571
	$	284,497	276,153

All related party transactions have been recorded at their exchange amounts which approximate market terms as contracted. The related party balances have been recorded at their exchange amounts and are non-interest bearing without specific terms of repayment.

b) The Company has exclusive license rights to use the Sun trademarks and logo on clothing and other non-music retail merchandise. The Company pays commissions ranging from 5% to 25% on sales of this retail merchandise to a partnership controlled by the President and Executive Vice President of the Company that owns the Sun trademarks and logo.

c) Premises

The Company's subsidiary occupies premises and facilities owned by a company controlled by directors without a long-term lease. During 2008 the Company authorized its subsidiary to lease the premises and facilities from the company controlled by directors for the year for consideration of $63,009. The consideration is considered by the Company's management to approximate fair value. The Company has no commitment to lease these premises and facilities and the company controlled by directors is not committed to provide these premises and facilities to the Company beyond 2008.

6. SHARE CAPITAL

	Number of Shares	Amount $
Issued:		
Balance at December 31, 2008, 2007 and 2006	11,921,679	$ 3,298,095

Stock options

The Company has adopted an incentive stock option plan in the current year, which provides that the Board of Directors of the Company may from time to time, in its discretion, and in accordance with the Exchange requirements, grant to directors, officers, employees and technical consultants to the Company non-transferable options to purchase common shares of the Company, provided that the number of common shares reserved for issuance will not exceed 10% of the issued and outstanding common shares of the Company.

6. SHARE CAPITAL (continued)

The number of shares subject to an Option to a Participant, other than a Consultant (as defined in the policies of the TSX Venture Exchange) and an Employee (as defined in the policies of the TSX Venture Exchange) conducting Investor Relations Activities (as defined in the policies of TSX Venture Exchange) shall be determined by the Committee, but no Participant, where the Company is listed on any stock exchange, shall be granted an Option which exceeds the maximum number of shares permitted under any stock exchange on which the common shares are then listed or other regulatory body having jurisdiction, which maximum number of shares is presently an amount equal to 5% of the then issued and outstanding shares of the Company (on a non-diluted basis) in any 12 month period.

As at December 31, 2008 there were no options issued or outstanding.

7. INCOME TAXES

The reconciliation of differences between the Company's reported income tax expense at the effective rate and the expense that would otherwise result from the application of statutory rates for Canadian and U.S. taxes is as follows:

	2008	2007
Income tax expense at the combined U.S. federal and state statutory tax rate of 38%	$ 120,307	$ 381,770
Utilization of accumulated tax losses carried forward	–	(61)
Reduction for effect of lower marginal tax rates	(18,962)	(26,505)
Differences between financial statement expenses and tax deductible expenses	(4,846)	7,689
Provision for income taxes at effective rate	$ 96,499	$ 362,893

Sun Entertainment Holding Corporation has tax losses of approximately $625 available to offset future taxable income. These losses expire after 2028 year-end.

The significant components of the Company's potential future tax assets are comprised of differences between the financial statement and tax basis of the following items:

	2008	2007
Canadian tax losses	$ 188	$ 7,243
US tax losses	–	–
Differences for depreciable equipment	(1,611)	(1,448)
Differences for exploration expenses	34,901	36,646
	33,478	42,441
Less valuation allowance	(33,478)	(42,441)
Net carrying amount	$ –	$ –

8. ECONOMIC DEPENDENCE

Approximately 51% of the Company's sales are made to four customers (2007 - 52% to three customers). The loss of a material amount of sales to any of these customers could have a material adverse effect on operations.

The Company's operations are dependent on the license rights to use certain master sound recordings owned by Shelby Singleton Enterprises Inc. (see Note 1) as substantially all of the Company's sales are generated from the license rights to use these recordings.

9. CONTINGENCIES

From time to time, the Company is involved in various complaints, claims and litigation arising in the ordinary course of its business. These claims relate primarily to disputes over royalties payable, defence of the Company's intellectual property rights, trademarks, and name. At any time the Company may be pursuing one or more of such actions and any expense related to them are expensed as incurred. Expenses relating to the settlement of royalty claims are accrued based on management's estimate of the most likely outcome of such claims and are revised as more information is attainable or as claims are settled. As at December 31, 2008 the Company is not involved in any litigation or open claims.

10. COMMITMENTS

The Company leases certain equipment and an automobile under long-term leases. The leases expire at varying dates to December 31, 2012.

The Company leases its premises on a year-to-year basis (see Note 5).

During the prior year the Company entered into a non-competition agreement with a director for a five-year term commencing October 31, 2007. The Company is committed to annual payments to the director under the agreement of $92,909 (denominated in US$87,500) that terminate unless the contract is renewed on October 31, 2012 (see Note 5).

Total commitments over the next five years, under the non-competition agreement and other obligations are as follows:

2009	$ 122,016
2010	115,457
2011	108,898
2012	90,549
2013	–
Total	$ 436,920

11. SEGMENTED INFORMATION

The Company's activities have been devoted to the reproduction and resale of certain master sound recordings owned by Shelby Singleton Enterprises, Inc. The Company is considered to be in a single line of business and the Company operates in primarily one geographic segment, being North America. Consequently no segmented information has been provided.

12. COMPARATIVE FIGURES

Certain comparative figures for 2007 have been reclassified to ensure comparability with those of the current period. Such reclassification does not have any effect on the assets or earnings previously reported.

13. CAPITAL MANAGEMENT

The company considers its cash and cash equivalents, short term investments, share capital and contributed surplus as capital, which at December 31, 2008 totalled $5,274,316 (2007 - $5,862,984).

The Company manages its capital structure in order to ensure sufficient resources are available to meet day to day operating requirements; to allow it to enhance existing product offerings as well as develop new ones and to have the financial ability to expand the size of its operations by taking on new customers. In managing its capital structure, the Company takes into consideration various factors, including the seasonality of merchandise production and repurchase, merchandise sales as well as music technology obsolescence.

The Company's officers and senior management take full responsibility for managing the Company's capital and do so through quarterly meetings and regular review of financial information. The Company's Board of Directors is responsible for overseeing this process. Methods used by the Company to manage its capital include debt financing with related parties. The Company is not subject to any externally imposed capital requirements.

SUN ENTERTAINMENT HOLDING CORPORATION
MANAGEMENT'S DISCUSSION & ANALYSIS
FOR THE YEAR ENDED DECEMBER 31, 2008

OVERVIEW

This discussion and analysis has been prepared by the management of Sun Entertainment Holding Corporation ("Sun" or the "Company") for the year ended December 31, 2008 and activity up to April 30, 2009. The MD&A and should be read in conjunction with the audited consolidated financial statements and notes for the years ended December 31, 2008 and 2007. The Company prepares and files its financial statements and notes in Canadian dollars in accordance with Canadian generally accepted accounting principles ("GAAP"). All amounts presented in the MD&A are in Canadian dollars unless otherwise indicated.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS.

This Management Discussion and Analysis ("MD&A") is dated April 30, 2009 and discloses specified information up to that date. Sun Entertainment Holding Corporation is classified as a "venture issuer" for the purposes of National Instrument 51-102. This document, as well as other management discussion of the Company's vision, business strategies and expectations as reported in the business plan, information circular, annual information form, quarterly management discussion and analysis, regulatory filings, press releases and other reports, contain forward-looking statements that are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected. The words "believe", "expect", "intend", "anticipate", or any variations of such words and similar expressions identify forward-looking statements, but their absence does not mean that the statement is not forward- looking. These statements are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict.

Factors that affect the Company's actual results include the rate of market acceptance of the Company's products and services; the ability to obtain and defend intellectual property rights and related products; the ability to market the Company's products and services; as well as the status of competing products and services, and general economic conditions including foreign exchange rates. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this document.

DESCRIPTION OF BUSINESS

The Company controls the rights to over 7,000 classic Rock & Roll, Rockabilly, Country, Rhythm & Blues, Gospel and Bluegrass titles from the 50's, 60's and 70's. Included in these recordings are such well known songs as "Whole Lot of Shakin' Going On"/Jerry Lee Lewis, "I Walk The Line"/Johnny Cash, "Blue Suede Shoes"/Carl Perkins, "Lonely Weekends"/Charlie Rich, "Ooby Dooby"/Roy Orbison, "Harper Valley PTA"/Jeannie C. Riley, "From A Jack To A King"/Ned Miller, "Chapel Of Love"/The Dixie Cups, and "The Boy From New York City"/The Ad Libs. The majority of the revenues received by the Company are from royalty licensing arrangements with the major record companies such as Universal, SonyBMG, Warner Music Group and EMI, from independent record companies such as Madacy, Time-Life Music and from digital download companies Apple iTunes and eMusic in the United States and Charly and Disky in Europe. Other revenues are flat fees received from the uses of the Company's master recordings as source music in motion pictures, television shows and radio and television commercials and sums received from sales of merchandise that features the Company's logo.

OVERALL PERFORMANCE

Revenues

Revenues for the year ended December 31, 2008 were $2,182,000 down 35% compared to $3,372,000 for the same period of 2007. Royalty and license fee revenues for the period ending were $1,608,000 compared to $3,015,000 for the same period of 2007, which is a 47% decrease. This is a result of significant revenue achieved in 2006 and 2007 relating to royalties received from Johnny Cash master recordings. Sales of merchandise containing the Sun Records logo and artists names and likeness was $512,000, which was an increase of 88% during the current period over the same period in 2007 due to a major one time purchase by a national restaurant/gift shop chain.

During the current period, sixty nine (69%) percent of the Company's royalty revenues were received from licensees in the United States with the remaining thirty one (31%) percent received from licensees outside the United States. The companies that generate the largest royalty revenues for the company in the United States are Universal Music (a unit of the French company Vivendi), SonyBMG Music (formerly the music partnership of Bertelsmann Company and Sony Music Entertainment until the Sony purchase of Bertlesmann's share in 2008), Madacy Entertainment and Time-Life Music (a Direct Holdings America company). Royalty revenues from the digital download companies are becoming more significant for the Company and during the current period these royalties accounted for sixteen (16%) percent of the total royalty revenues received by the Company, which compares to eight (8%) for the same period in 2007. The Company receives most of its revenues from outside the United States from Charly Records and Disky Communications in Europe.

Royalties Expense and Product Costs

The royalties expense (including royalties to artists, producers and publishers) for the year ended December 31, 2008 were $495,496 compared to $1,032,923 for the same period of 2007. Decreased royalty and license fee revenues, timing of payments and the fact that royalty payments to artists and producers are normally made within sixty to ninety days after royalty revenues are received caused a decrease in the royalties expense. The merchandise product costs for the year ended December 31, 2008 were $306,666 compared to $169,084 for the same period of 2007. The increased sales and purchases of Sun logo enhanced merchandise caused an increase in product costs.

Expenses

Overhead costs consisting of expenses other than royalties and product costs for the year ended December 31, 2008 was $1,120,002 compared to $1,244,682 for the same period of 2007.

Statement of Operations

The net earnings for the year ended December 31, 2008 was $163,254 compared to $562,002 for the same period of 2007. The decrease in earnings was due to the decrease in royalty revenues, which are the largest source of revenues for the Company.

Finance & Cash Flow

Cash used in operating activities during the year ended December 31, 2008 was $553,445 compared to cash provided by operating activities of $638,320 for the same period of 2007. The increase in cash usage was primarily due to the billing terms for merchandise purchased during the current period, and the increase in expenses such as wages.

Cash was used in investing activities during the year ended December 31, 2008 was $32,712 compared to cash used of $10,369 for the same period of 2007. The increase in cash usage was primarily due to the purchase of new computer software in the 2008 year.

Cash used in financing activities during the year ended December 31, 2008 was $456,624 compared to cash provided by financing activities of $120,733 for the same period of 2007. The increase in cash usage was primarily due to repayments of related party amounts.

MARKET

Worldwide physical (e.g. cds) continue to fall quickly, but they still are not being compensated by digital equivalents, according to a recent report issued by the trade group International Federation of the Phonograph Industry (IFPI). The report also states that while global digital sales in 2008 increased by 24.1% over those sales in 2007 to US$3.78 billion and performance income increased by 16.2% in 2008, total global sales in 2008 decreased by 8.3% to US$18.4 billion. A decrease in 2008 physical sales of 15.4% was the cause of the overall drop of music sales in 2008. In the United States, the world's largest market for music, the 2008 results are worse, for physical sales in 2008 decreased by nearly a third, or approximately US$1 billion. While digital sales in the United States grew by 16.5% to US$1.78 billion and performance income increased by 133%, total music sales were down 18.6 % (the biggest drop in the world) to US$4.9 billion. The music business still relies on approximately 75% of global sales from physical product against just 4% digital. IFPI estimates that 95% of downloaded music is stolen by the consumer and the music industry continues to explore ways to wipe out the rampant piracy that is a critical threat to all companies whose main business is music.

The Company continues to market its catalog of master recordings for use in television shows, movies, commercials, and compilation and special album releases. "Mystery Train", as performed by Little Junior's Blue Flames, was used in an episode of the HBO series, "The Wire" and "Chapel of Love", as performed by the Dixie Cups, was used in the popular NBC series, "Las Vegas", the ABC weekly show "Boston Legal" and the CBS series "CSI: New York". "You Win Again", as performed by Jerry Lewis, was included in the feature film "Walker Payne". Agreements were finalized with Time-Life Music for the release of a special Johnny Cash CD and a special Jerry Lee Lewis CD in the current period. The use of the Company's ionic Sun Records logo continues to be used on various merchandise that is marketed both by the Company directly and by licensees of the Company to wholesalers and retailers. During the current period, the Company shipped a substantial order of T-shirts containing designs utilizing a combination of the Sun logo and the likeness of Elvis Presley to a major chain whose units combine a restaurant with a nostalgic gift shop. The Company is currently exploring other similar opportunities with companies in different industries. Sun/Elvis merchandise can be seen and ordered through a special website, www.sunelvis.com. The Company finalized an agreement during the current period to utilize the name and likeness of original Sun recording artist Jerry Lee Lewis with the Sun Records logo on merchandise that will be marketed by the Company. The initial Jerry Lee Lewis/Sun merchandise was manufactured and sold during the third quarter of 2008.

SELECTED ANNUAL INFORMATION

	2008	2007	2006
Revenues	$2,181,917	$3,371,584	$3,154,996
Royalties expense and product costs	$ 802,162	$1,202,007	$1,190,455
Expenses, other than royalties and product costs	$1,120,002	$1,244,682	$1,106,422
Income before taxes	$ 259,753	$ 924,895	$ 858,119
Shares issued and outstanding	11,921,679	11,921,679	11,921,679
Earnings per share	$ 0.01	$ 0.05	$ 0.05
Total assets	$2,204,629	$2,693,167	$2,300,251
Total long-term financial liabilities	None	None	None
Cash dividends declared	None	None	None

SUMMARY OF QUARTERLY RESULTS

	2008	2008	2008	2008	2007	2007	2007	2007
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Revenues	523,932	365,113	896,498	396,374	1,232,832	364,473	1,221,640	467,920
Income before taxes	187,067	(41,107)	337,530	(223,737)	491,518	(20,610)	403,913	50,074
Shares outstanding	12M	12M	12M	12M	12M	12M	12M	12M
Earnings (Loss) per share	0.01	(0.01)	0.03	(0.02)	0.011	(0.002)	0.034	0.004

LIQUIDITY AND RISKS

As at December 31, 2008, the Company had a working capital excess of $1,291,795 compared to a working capital excess of $917,240 as at December 31, 2007, the end of the Company's last completed fiscal year. The increased excess was a direct result of the increased inventory, decrease in advances to related parties and decrease in income taxes payable and was financed by regular cash flow.

The Company is exposed to market risk related to changes in foreign currency. This could adversely affect the value of the Company's current assets and liabilities as well as impact revenues and profitability.

CONTRACTUAL OBLIGATIONS

There were no long-term contractual obligations.

STOCK-OPTION PLAN

The Company has adopted an incentive stock option plan in the current year, which provides that the Board of Directors of the Company may from time to time, in its discretion, and in accordance with the Exchange requirements, grant to directors, officers, employees and technical consultants to the Company non-transferable options to purchase common shares of the Company, provided that the number of common shares reserved for issuance will not exceed 10% of the issued and outstanding common shares of the Company.

The number of shares subject to an Option to a Participant, other than a Consultant (as defined in the policies of the TSX Venture Exchange) and an Employee (as defined in the policies of the TSX Venture Exchange) conducting Investor Relations Activities (as defined in the policies of TSX Venture Exchange) shall be determined by the Committee, but no Participant, where the Company is listed on any stock exchange, shall be granted an Option which exceeds the maximum number of shares permitted under any stock exchange on which the common shares are then listed or other regulatory body having jurisdiction, which maximum number of shares is presently an amount equal to 5% of the then issued and outstanding shares of the Company (on a non-diluted basis) in any 12 month period. As at December 31, 2008 there were no options issued or outstanding.

CAPITAL RESOURCES

The Company has limited capital resources, and is relying on continuing royalty and license fee revenues to provide future capital. Refer to Note 13 to the 2008 year end financial statements for management of capital.

OFF BALANCE SHEET ARRANGEMENTS

There were no off balance sheet arrangements.

MATERIAL CONTRACTS

The Company has the exclusive license rights to use certain master sound recordings owned by Shelby Singleton Enterprises, Inc. a company controlled by the President and Executive Vice President of the Company. The licensing agreement commenced January 2, 1988 and terminates December 31, 2011, with an option to renew for an additional twenty-five years. The license fee is 5% of sales, as defined in the licensing agreement.

TRANSACTIONS WITH RELATED PARTIES

The following is a summary of balances and transactions with directors and/or companies controlled by directors of the Company and its wholly-owned subsidiary.

		2008	2007
Balance Sheet:			
Accounts payable to companies controlled by a director	$	–	52
Amounts due to companies controlled by directors		169,863	538,307
Amounts due from a partnership controlled by officers (see (a) below)		27,146	–
		197,009	538,359
Income Statement:			
Management fees incurred to a company controlled by a director	$	24,000	24,000
Royalties incurred to a company controlled by directors		65,472	106,843
Commissions incurred to a partnership controller by officers (see (a) below)		44,107	–
Rent incurred to a company with common directors		63,009	53,739
Non-competition payments		92,909	91,571
	$	284,497	276,153

All related party transactions have been recorded at their exchange amounts which approximate market terms as contracted. The related party balances have been recorded at their exchange amounts and are non-interest bearing without specific terms of repayment.

a) The Company has exclusive license rights to use the Sun trademarks and logo on clothing and other non-music retail merchandise. The company pays commissions ranging from 5% to 25% on sales of this retail merchandise to a partnership controlled by the President and Executive Vice President of the Company that owns the Sun trademarks and logo.

b) Premises

The Company's subsidiary occupies premises and facilities owned by a company controlled by directors without a long-term lease. During 2008 the Company authorized its subsidiary to lease the premises and facilities from the company controlled by directors for the year for consideration of $63,009. The consideration is considered by the Company's management to approximate fair value. The Company has no commitment to lease these premises and facilities and the company controlled by directors is not committed to provide these premises and facilities to the Company beyond 2008.

All related party transactions have been recorded at their exchange amounts, which approximate market terms. The related party balances have been recorded at their exchange amounts and are non-interest bearing with no fixed terms of repayment.

PROPOSED TRANSACTIONS

There were no proposed transactions.

CRITCAL ACCOUNTING ESTIMATES

The Company has disclosed its accounting estimates in Note 2(j) to the 2008 year end consolidated financial statements.

NEW ACCOUNTING STANDARDS

Effective January 1, 2008, the Company adopted the following new accounting standards issued by the Canadian Institute of Chartered Accountants ("CICA"). These accounting policy changes were adopted on a prospective basis with no restatement of prior period consolidated financial statements. For details of the specific accounting changes, refer to Note 2 of the Company's 2008 year end consolidated financial statements.

CICA Section 1400 *General Standards of Financial Statement Presentation*
CICA Section 1535 *Capital Disclosures*
CICA Section 3031 *Inventories*
CICA Section 3862 *Financial Instruments - Disclosures*
CICA Section 3863 *Financial Instruments - Presentation*

FINANCIAL INSTRUMENTS

The Company's financial instruments are described in Note 3 to the consolidated financial statements.

INVESTOR RELATIONS

There were no agreements for investor relations.

SUBSEQUENT EVENTS

There were no material subsequent events.

CORPORATE DISCLOSURE

The company has established disclosure controls, procedures and corporate policies so that the financial results are presented accurately, fairly and timely.

The disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed in reports filed or submitted under applicable securities regulation is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow for timely decisions regarding required disclosure.

No matter how well designed, all internal control systems provide only reasonable and not absolute assurance that financial information is accurate and complete. Should lapses in the disclosure controls and procedures occur and/or if mistakes occur, the Company will take whatever steps necessary to minimize the consequences of such occurrences.

The Company has conducted a review and evaluation of its disclosure controls and procedures, with the conclusion that is has an effective system of disclosure controls and procedures. In reaching this conclusion, the Company recognizes that it is very dependent upon its legal counsel to assist in recognizing, interpreting, understanding and complying with the various securities regulations disclosure and filing requirements and that the Board of Directors is active and communicates often and effectively.

The Board of Directors of the Company are in fact the Company's executive management team. Each member of the Board has varying degrees of knowledge concerning the regulatory disclosure requirements.

The Company is small and must rely on its legal counsel and Board of Directors to assist it and as such they form part of the disclosure controls and procedures.

As the Board of Directors is also the senior management of the Company, open and effective lines of communication amongst the Board must be in place. The Company believes this communication exists. While the Certifying officers have evaluated the effectiveness of the company's disclosure controls and procedures as of December 31, 2008 and have concluded that such procedures are adequate and effective to ensure accurate and complete disclosures.

The Company evaluated the design of its internal controls and procedures over financial reporting for the year ended December 31, 2008. This evaluation was performed by the Chief Executive Officer and Chief Financial

Officer with the assistance of the other members of the Board of Directors to the extent necessary or appropriate. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the design of these internal controls and procedures over financial reporting was effective.

FORWARD LOOKING STATEMENTS

Statements that are not historical facts may be considered to be forward looking statements. This report contains forward-looking statements. Forward-looking statements include management's beliefs and expectations of certain events based on assumptions. Forward-looking statements include estimates of objectives, future events and assumptions. These items can include operating and financial conditions, capital spending, accounting estimates, regulatory changes, environmental legislation, engineering evaluations, commodity prices and demand for commodities. Forward-looking statements, by their very nature, involve risks and uncertainties. Therefore, actual results could differ materially from those expected due to changes in the factors used to predict future results. While management's assumptions are considered reasonable at the time of preparation, readers are cautioned that such assumptions may change and undue reliance should not be placed on forward-looking statements.

ADDITIONAL INFORMATION

Additional information regarding the Company can be found on SEDAR at **www.sedar.com** or the Company's web site at **www.sunrecords.com**.

Insider Information by Issuer - View Results

2009-06-09 12:21 ET

RECEIVED
2008 JUN 22 A 4:35

Issuer name : **sun entertainment holding corporation (Starts with)**
Date range : **January 1, 1998 - June 9, 2009**

Legend: Insider's Relationship to Issuer: 1 - Issuer, 2 - Subsidiary of Issuer, 3 - 10% Security Holder of Issuer, 4 - Director of Issuer, 5 - Senior Officer of Issuer, 6 - Director or Senior Officer of 10% Security Holder, 7 - Director or Senior Officer of Insider or Subsidiary of Issuer (other than in 4,5,6), 8 - Deemed Insider - 6 Months before becoming Insider.

Issuer Name: Sun Entertainment Holding Corporation

Date of Last Reported Transaction(YYYY-MM-DD)	Security Designation	Registered Holder	Closing Balance	Insider's calculated balance	Closing balance of equivalent number or value of underlying securities
Insider Name: Lashman, Terry Ojmar					
Insider Relationship: 4 - Director of Issuer					
Ceased to be Insider: Not Applicable					
2007-02-23	Common Shares	Cancom International Trading Ltd.	548,642		
2006-09-13	Common Shares	RRSP	31,000		
Insider Name: Singleton Jr., Shelby S.					
Insider Relationship: 3 - 10% Security Holder of Issuer, 4 - Director of Issuer, 5 - Senior Officer of Issuer					
Ceased to be Insider: Not Applicable					
2005-08-31	Common Shares		1,300,000		
2009-01-07	Common Shares	Andsome Management	1,538,975		
Insider Name: Singleton, John A.					
Insider Relationship: 3 - 10% Security Holder of Issuer, 4 - Director of Issuer, 5 - Senior Officer of Issuer					
Ceased to be Insider: Not Applicable					
2005-08-31	Common Shares		763,200		
2009-01-07	Common Shares	Andsome Management	2,075,775		

Date of Last Reported Transaction(YYYY-MM-DD)	Security Designation	Registered Holder	Closing Balance	Insider's calculated balance	Closing balance of equivalent number or value of underlying securities

Date: 06/04/2009

Computershare
510 Burrard St, 3rd Floor
Vancouver BC, V6C 3B9
www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: SUN ENTERTAINMENT HOLDING CORPORATION

Dear Sirs:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual and Special General Meeting
Record Date for Notice of Meeting :	11/05/2009
Record Date for Voting (if applicable) :	11/05/2009
Meeting Date :	19/06/2009
Meeting Location (if available) :	Nashville

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON	86672D107	CA86672D1078

Sincerely,

Computershare Trust Company of Canada / Computershare Investor Services Inc.

Agent for SUN ENTERTAINMENT HOLDING CORPORATION

SUN ENTERTAINMENT HOLDING CORPORATION

Computershare

9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

Security Class

Holder Account Number

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Form of Proxy - Annual and Special Meeting to be held on June 19, 2009

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1. **Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).**
2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy.
3. This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy.
4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.
5. **The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.**
6. The securities represented by this proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.
7. This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof.
8. This proxy should be read in conjunction with the accompanying documentation provided by Management.

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Proxies submitted must be received by 5:00 p.m., Central Daylight Time, on Wednesday, June 17, 2009.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

To Vote Using the Telephone

- Call the number listed BELOW from a touch tone telephone.

1-866-732-VOTE (8683) Toll Free

To Vote Using the Internet

- Go to the following web site: www.investorvote.com

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER, HOLDER ACCOUNT NUMBER and ACCESS NUMBER listed below.

CONTROL NUMBER **HOLDER ACCOUNT NUMBER** **ACCESS NUMBER**

20AP09030.E.SEDAR/000001/000001/i

Appointment of Proxyholder

I/We, being holder(s) of Sun Entertainment Holding Corporation hereby appoint:
Shelby S. Singleton, Jr., President, or failing him Terrence O. Lashman, Director

OR

Print the name of the person you are appointing if this person is someone other than the Chairman of the Meeting.

as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the shareholder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual and Special Meeting of shareholders of Sun Entertainment Holding Corporation to be held at 3106 Belmont Boulevard, Nashville, Tennessee, USA, on June 19, 2009 at 5:00 p.m. (Central Daylight Time) and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

	For	Against
1. Set the Number of Directors To Set the Number of Directors at four (4).	☐	☐

2. Election of Directors

	For	Withhold
01. Shelby S. Singleton, Jr.	☐	☐
02. John A. Singleton	☐	☐
03. Terrence O. Lashman	☐	☐
04. Gary G. Liu	☐	☐

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	For	Withhold
3. Appointment of Auditors Appointment of Manning Elliott, Chartered Accountants, as Auditors of the Company for the ensuing year and authorizing the Directors to fix their remuneration.	☐	☐

	For	Against
4. 2009 Stock Option Plan To consider, and, if deemed appropriate, to pass a resolution approving the 2009 Stock Option Plan of the Company.	☐	☐

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Authorized Signature(s) - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.**

Signature(s)

Date

DD / MM / YY

Interim Financial Statements - Mark this box if you would like to receive interim financial statements and accompanying Management's Discussion and Analysis by mail. ☐

Annual Financial Statements - Mark this box if you would like to receive the Annual Financial Statements and accompanying Management's Discussion and Analysis by mail. ☐

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

0 6 6 2 0 4   A R 1   S E D Q

SUN ENTERTAINMENT HOLDING CORPORATION
Suite 702 – 889 West Pender Street
Vancouver, British Columbia V6C 3B2
Telephone: 604.684.7929
Facsimile: 604.683.2003

INFORMATION CIRCULAR
May 25, 2009

INTRODUCTION

This Information Circular accompanies the Notice of Annual and Special General Meeting (the "Notice") and is furnished to shareholders holding common shares in the capital of Sun Entertainment Holding Corporation (the "Company") in connection with the solicitation by the management of the Company of proxies to be voted at the annual and special general meeting (the "Meeting") of the shareholders to be held at 5:00 p.m. (Nashville time) on Friday, June 19, 2009 at 3106 Belmont Boulevard, Nashville, Tennessee, USA, or at any adjournment or postponement thereof.

Date and Currency

The date of this Information Circular is May 25, 2009. Unless otherwise stated, all amounts herein are in Canadian dollars.

PROXIES AND VOTING RIGHTS

Management Solicitation

The solicitation of proxies by the Company will be conducted by mail and may be supplemented by telephone or other personal contact to be made without special compensation by the directors, officers and employees of the Company. The Company does not reimburse shareholders, nominees or agents for costs incurred in obtaining from their principals authorization to execute forms of proxy, except that the Company has requested brokers and nominees who hold stock in their respective names to furnish this proxy material to their customers, and the Company will reimburse such brokers and nominees for their related out of pocket expenses. No solicitation will be made by specifically engaged employees or soliciting agents. The cost of solicitation will be borne by the Company.

No person has been authorized to give any information or to make any representation other than as contained in this Information Circular in connection with the solicitation of proxies. If given or made, such information or representations must not be relied upon as having been authorized by the Company. The delivery of this Information Circular shall not create, under any circumstances, any implication that there has been no change in the information set forth herein since the date of this Information Circular. This Information Circular does not constitute the solicitation of a proxy by anyone in any jurisdiction in which such solicitation is not authorized, or in which the person making such solicitation is not qualified to do so, or to anyone to whom it is unlawful to make such an offer of solicitation.

Appointment of Proxy

Registered shareholders are entitled to vote at the Meeting. A shareholder is entitled to one vote for each common share that such shareholder holds on the record date of May 11, 2009 on the resolutions to be voted upon at the Meeting, and any other matter to come before the Meeting.

The persons named as proxyholders (the "Designated Persons") in the enclosed form of proxy are directors and/or officers of the Company.

A SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON OR COMPANY (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND AND ACT FOR OR ON BEHALF OF THAT SHAREHOLDER AT THE MEETING, OTHER THAN THE DESIGNATED PERSONS NAMED IN THE ENCLOSED FORM OF PROXY.

TO EXERCISE THE RIGHT, THE SHAREHOLDER MAY DO SO BY STRIKING OUT THE PRINTED NAMES AND INSERTING THE NAME OF SUCH OTHER PERSON AND, IF DESIRED, AN ALTERNATE TO SUCH PERSON, IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY. SUCH SHAREHOLDER SHOULD NOTIFY THE NOMINEE OF THE APPOINTMENT, OBTAIN THE NOMINEE'S CONSENT TO ACT AS PROXY AND SHOULD PROVIDE INSTRUCTION TO THE NOMINEE ON HOW THE SHAREHOLDER'S SHARES SHOULD BE VOTED. THE NOMINEE SHOULD BRING PERSONAL IDENTIFICATION TO THE MEETING.

In order to be voted, the completed form of proxy must be received by the Company's registrar and transfer agent, Computershare Trust Company of Canada (the "Transfer Agent") at their offices located at 100 University Avenue, 8th Floor, Toronto, ON M5J 2Y1, by mail or fax, at least 48 hours (excluding Saturdays, Sundays and holidays recognized in the Province of British Columbia) prior to the scheduled time of the Meeting, or any adjournment or postponement thereof. Alternatively, the completed form of proxy may be delivered to the Chairman of the Meeting on the day of the Meeting, or any adjournment or postponement thereof.

A proxy may not be valid unless it is dated and signed by the shareholder who is giving it or by that shareholder's attorney-in-fact duly authorized by that shareholder in writing or, in the case of a corporation, dated and executed by a duly authorized officer or attorney-in-fact for the corporation. If a form of proxy is executed by an attorney-in-fact for an individual shareholder or joint shareholders, or by an officer or attorney-in-fact for a corporate shareholder, the instrument so empowering the officer or attorney-in-fact, as the case may be, or a notarially certified copy thereof, must accompany the form of proxy.

Revocation of Proxies

A shareholder who has given a proxy may revoke it at any time before it is exercised by an instrument in writing: (a) executed by that shareholder or by that shareholder's attorney-in-fact authorized in writing or, where the shareholder is a corporation, by a duly authorized officer of, or attorney-in-fact for, the corporation; and (b) delivered either: (i) to the Company at the address set forth above, at any time up to and including the last business day preceding the day of the Meeting or, if adjourned or postponed, any reconvening thereof, or (ii) to the Chairman of the Meeting prior to the vote on matters covered by the proxy on the day of the Meeting or, if adjourned or postponed, any reconvening thereof, or (iii) in any other manner provided by law.

Also, a proxy will automatically be revoked by either: (i) attendance at the Meeting and participation in a poll (ballot) by a shareholder, or (ii) submission of a subsequent proxy in accordance with the foregoing procedures. A revocation of a proxy does not affect any matter on which a vote has been taken prior to any such revocation.

Voting of Common Shares and Proxies and Exercise of Discretion by Designated Persons

A shareholder may indicate the manner in which the Designated Persons are to vote with respect to a matter to be voted upon at the Meeting by marking the appropriate space. If the instructions as to voting indicated in the proxy are certain, the common shares represented by the proxy will be voted or withheld from voting in accordance with the instructions given in the proxy. **The common shares represented by a proxy will be voted or withheld from voting in accordance with the instructions of the shareholder on any ballot that may be called for and if the shareholder specifies a choice with respect to any matter to be acted upon, the common shares will be voted accordingly.**

IF NO CHOICE IS SPECIFIED IN THE PROXY WITH RESPECT TO A MATTER TO BE ACTED UPON, THE PROXY CONFERS DISCRETIONARY AUTHORITY WITH RESPECT TO THAT MATTER UPON THE DESIGNATED PERSONS NAMED IN THE FORM OF PROXY. IT IS INTENDED THAT THE DESIGNATED PERSONS WILL VOTE THE COMMON SHARES REPRESENTED BY THE PROXY IN

FAVOUR OF EACH MATTER IDENTIFIED IN THE PROXY AND FOR THE NOMINEES OF THE COMPANY'S BOARD OF DIRECTORS FOR DIRECTORS AND AUDITOR.

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to other matters which may properly come before the Meeting, including any amendments or variations to any matters identified in the Notice, and with respect to other matters which may properly come before the Meeting. At the date of this Information Circular, management of the Company is not aware of any such amendments, variations, or other matters to come before the Meeting.

In the case of abstentions from, or withholding of, the voting of the common shares on any matter, the common shares that are the subject of the abstention or withholding will be counted for determination of a quorum, but will not be counted as affirmative or negative on the matter to be voted upon.

ADVICE TO BENEFICIAL SHAREHOLDERS

The information set out in this section is of significant importance to those shareholders who do not hold shares in their own name. Shareholders who do not hold their shares in their own name (referred to in this Information Circular as "Beneficial Shareholders") should note that only proxies deposited by shareholders whose names appear on the records of the Company as the registered holders of common shares can be recognized and acted upon at the Meeting. If common shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those common shares will not be registered in the shareholder's name on the records of the Company. Such common shares will more likely be registered under the names of the shareholder's broker or an agent of that broker. In the United States, the vast majority of such common shares are registered under the name of Cede & Co. as nominee for The Depository Trust Company (which acts as depositary for many U.S. brokerage firms and custodian banks), and in Canada, under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms). **Beneficial Shareholders should ensure that instructions respecting the voting of their common shares are communicated to the appropriate person well in advance of the Meeting.**

The Company does not have access to names of Beneficial Shareholders. Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders' meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their common shares are voted at the Meeting. The form of proxy supplied to a Beneficial Shareholder by its broker (or the agent of the broker) is similar to the Form of Proxy provided to registered shareholders by the Company. However, its purpose is limited to instructing the registered shareholder (the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. ("Broadridge") in the United States and in Canada. Broadridge typically prepares a special voting instruction form, mails this form to the Beneficial Shareholders and asks for appropriate instructions regarding the voting of common shares to be voted at the Meeting. Beneficial Shareholders are requested to complete and return the voting instructions to Broadridge by mail or facsimile. Alternatively, Beneficial Shareholders can call a toll-free number and access Broadridge's dedicated voting website (each as noted on the voting instruction form) to deliver their voting instructions and to vote the common shares held by them. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be represented at the Meeting. **A Beneficial Shareholder receiving a Broadridge voting instruction form cannot use that form as a proxy to vote common shares directly at the Meeting – the voting instruction form must be returned to Broadridge well in advance of the Meeting in order to have its common shares voted at the Meeting.**

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting common shares registered in the name of his broker (or agent of the broker), a Beneficial Shareholder may attend at the Meeting as proxyholder for the registered shareholder and vote the common shares in that capacity. Beneficial Shareholders who wish to attend at the Meeting and indirectly vote their common shares as proxyholder for the registered shareholder should enter their own names in the blank space on the instrument of proxy provided to them and return the same to their broker (or the broker's agent) in accordance with the instructions provided by such broker (or agent), well in advance of the Meeting.

Alternatively, a Beneficial Shareholder may request in writing that his or her broker send to the Beneficial Shareholder a legal proxy which would enable the Beneficial Shareholder to attend at the Meeting and vote his or her common shares.

All references to shareholders in this Information Circular are to registered shareholders, unless specifically stated otherwise.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The Company is authorized to issue an unlimited number of common shares without par value. As of the record date, determined by the Company's board of directors to be the close of business on May 11, 2009, a total of 11,921,679 common shares were issued and outstanding. Each common share carries the right to one vote at the Meeting.

Only registered shareholders as of the record date are entitled to receive notice of, and to attend and vote at, the Meeting or any adjournment or postponement of the Meeting.

To the knowledge of the directors and senior officers of the Company, no person or company beneficially owns, directly or indirectly, or exercises control or direction over, common shares carrying more than 10% of the voting rights attached to the outstanding common shares of the Company, other than as set forth below:

Name of Shareholder	Number of Common Shares Owned	Percentage of Outstanding Common Shares(1)
John A. Singleton(2)	2,838,975	23.8%
Shelby S. Singleton(3)	2,838,975	23.8%

(1) Based on 11,921,679 common shares issued and outstanding as of May 11, 2009. The Company believes that all persons hold legal title and the Company has no knowledge of actual common share ownership.

(2) John A. Singleton is a director and officer of the Company. John A. Singleton holds 763,200 common shares directly and 2,075,775 common shares indirectly through Andsome Management, a partnership jointly controlled by John A. Singleton and Shelby S. Singleton.

(3) Shelby S. Singleton is a director and officer of the Company. Shelby S. Singleton holds 1,300,000 common shares directly and 1,538,975 common shares indirectly through Andsome Management, a partnership jointly controlled by John A. Singleton and Shelby S. Singleton.

NUMBER OF DIRECTORS

At the Meeting, shareholders will be asked to pass an ordinary resolution to set the number of directors of the Company for the ensuing year at four (4). The number of directors will be approved if the affirmative vote of the majority of common shares present or represented by proxy at the Meeting and entitled to vote are voted in favour of setting the number of directors at four (4).

Management recommends the approval of the resolution to set the number of directors of the Company at four (4).

ELECTION OF DIRECTORS

At present, the directors of the Company are elected at each annual general meeting and hold office until the next annual general meeting, or until their successors are duly elected or appointed in accordance with the Company's Articles of Incorporation or until such director's earlier death, resignation or removal. In the absence of instructions to the contrary, the enclosed Form of Proxy will be voted for the nominees listed in the Form of Proxy, all of whom are presently members of the Company's board of directors.

Management of the Company proposes to nominate the persons named in the table below for election by the shareholders as directors of the Company. Information concerning such persons, as furnished by the individual nominees, is as follows:

Name Province Country of Residence and Position(s) with the Company	**Principal Occupation Business or Employment for Last Five Years**	**Periods during which Nominee has Served as a Director**	**Number of Common Shares Owned[1]**
Shelby S. Singleton, Jr. Nashville, TN United States *President, Chief Executive Officer and Director*	Chairman of the Board, President, Director and Chief Executive Officer of the Company	April 28, 1987	2,838,975[4]
John A. Singleton[2] Nashville, TN United States *Executive Vice-President, Chief Financial Officer and Director*	Executive Vice-President and Chief Financial Officer of the Company	April 28, 1987	2,838,975[5]
Terrence O. Lashman[2] Vancouver, BC Canada *Director*	President of Luxor Industrial Corporation[3], Director of Terraco Gold Corp.[3], and President of Cancom International Trading Ltd.	June 23, 1987	579,642[6]
Gary. G. Liu[2] Vancouver, BC Canada *Director*	Office manager of Cancom International Trading Ltd. since June 1994; Director of Luxor Industrial Corporation[3]since March 13, 2000	March 20, 1998	Nil

(1) Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, as at May 11, 2009, based upon information furnished to the Company by the individual directors.

(2) Member of the Audit Committee.

(3) Listed on the TSX Venture Exchange.

(4) Shelby S. Singleton holds 1,300,000 common shares directly and 1,538,975 common shares indirectly through Andsome Management, a partnership jointly controlled by John A. Singleton and Shelby S. Singleton.

(5) John A. Singleton holds 763,200 common shares directly and 2,075,775 common shares indirectly through Andsome Management, a partnership jointly controlled by John A. Singleton and Shelby S. Singleton.

(6) Terrence O. Lashman holds 31,000 common shares directly and 548,642 common shares indirectly through Cancom International Trading Ltd., a company controlled by Mr. Lashman.

Management does not contemplate that any of its nominees will be unable to serve as directors. If any vacancies occur in the slate of nominees listed above before the Meeting, then the Designated Persons intend to exercise discretionary authority to vote the common shares represented by proxy for the election of any other persons as directors.

Management recommends the approval of each of the nominees listed above for election as directors of the Company for the ensuing year.

Cease Trade Orders

No proposed director of the Company is, or within the ten (10) years before the date of this Information Circular has been, a director, chief executive officer or chief financial officer of any company that:

(a) was subject to an order that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or

(b) was subject to an order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

Terrence Lashman, a director of our company, served as a director of Tajzha Ventures Ltd., a company listed on the TSX Venture Exchange. Tajzha Ventures Ltd. was subject to a Management Cease Trade Order issued on May 2, 2008 and a Cease Trade Order issued by the Alberta Securities Commission on July 2, 2008 for failing to file annual financial statements for the year ended December 31, 2007. Mr. Lashman resigned as a director of Tajzha Ventures Ltd. on October 27, 2008. The Management Cease Trade Order and Cease Trade Order remain in effect.

Bankruptcies

No proposed director of the Company is, or within ten (10) years before the date of this Information Circular, has been a director or an executive officer of any company that, while the person was acting in that capacity, or within a year of that person ceasing to act in the capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold its assets or made a proposal under any legislation relating to bankruptcies or insolvency.

No proposed director of the Company has, within ten (10) years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

STATEMENT OF EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Each year following completion of the Company's annual general meeting, the board of directors holds a directors' meeting whereat the directors agree on the amount of compensation payable to the executive officers for the following year. Last year, it was determined that Shelby S. Singleton, Jr. would be entitled to a payment of US$87,100 as a non-competition fee and John A. Singleton would be entitled to a salary of US$87,100. Shelby Singleton is employed on a full-time basis and provides his services as President and Chief Executive Officer without a written employment contract. John A. Singleton is employed on a full-time basis and provides his services as Executive Vice President and Chief Financial Officer without a written employment contract. Both persons do not receive any payments for acting as directors of the Company.

The agreed upon amounts payable to Shelby Singleton and John Singleton are designed to compensate them for acting as officers on a full-time basis at a level which is comparable to positions in similarly sized organizations. The Company does not have any set milestones or performance criteria upon which to set compensation levels. The Company does not currently compensate its directors and officers with stock options but it may do so in the future in its discretion. Management and the board does not expect any material deviation from these policies with respect to setting the compensation levels for the 2009 fiscal year.

Option Based Awards

In accordance with Policy 4.4 of the TSX Venture Exchange (the "Exchange"), the directors of the Company have adopted an Incentive Stock Option Plan (the "Plan"), subject to shareholder and Exchange approval. The Plan complies with the requirements of Exchange Policy 4.4 for Tier 2 issuers. Under the Plan, a maximum of 10% of the issued and outstanding shares of the Company are proposed to be reserved at any time for issuance on the exercise of stock options. As the number of shares reserved for issuance under the Plan increases with the issue of additional shares by the Company, the Plan is considered to be a "rolling" stock option plan.

Summary Compensation Table

The following table summarizes the compensation paid to each Named Executive Officer of the Company, which term is defined as:

(a) each chief executive officer ("CEO") of the Company or an individual who acted in a similar capacity during the most recently completed financial year;

(b) each chief financial officer ("CFO") of the Company or an individual who acted in a similar capacity during the most recently completed financial year;

(c) each of the Company's three most highly compensated executive officers or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, as at the end of the most recently completed financial year, and whose total compensation was, individually, more than $150,000 per year; and

any additional individuals for whom disclosure would have been provided under (c) except that the individual was not serving as an officer of the Company at the end of the most recently completed financial year.

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary ($)	Share-based Awards[2] ($)	Option-based Awards[3] ($)	Non-equity Incentive Plan Compensation[1] ($)		Pension Value ($)	All Other Compensation ($)	Total Compensation ($)
					Annual Incentive Plans	Long-term Incentive Plans			
Shelby S. Singleton, Jr. President, Chief Executive Officer and Director	2008	Nil	Nil	Nil	Nil	Nil	Nil	92,909 [4]	92,909
John A. Singleton Executive Vice President, Chief Financial Officer and Director	2008	92,909 [5]	Nil	Nil	Nil	Nil	Nil	Nil	92,909

(1) "Non-equity Incentive Plan Compensation" includes all compensation under an incentive plan or portion of an incentive plan that is not an equity incentive plan.

(2) "Share-based Awards" means an award under an equity incentive plan of equity-based instruments that do not have option-like features, including, for greater certainty, common shares, restricted shares, restricted share units, deferred share units, phantom shares, phantom share units, common share equivalent units, and stock.

(3) "Option-based Awards" means an award under an equity incentive plan of options, including, for greater certainty, share options, share appreciation rights, and similar instruments that have option-like features.

(4) Shelby S. Singleton, Jr. was paid $92,909 during the year ended December 31, 2008 as a non-competition fee.

(5) John A. Singleton was paid $92,909 during the year ended December 31, 2008 as a salary.

(6) Shelby S. Singleton, Jr. and John A. Singleton were each paid $87,100 in US funds for the amounts stated in (4) and (5) above. The conversion from US funds to Canadian funds is based on an average exchange rate for 2008.

Incentive Plan Awards

The Company did not grant any share-based awards or option-based awards to its Named Executive Officers or its directors during the financial year ended December 31, 2008 and no share-based awards or option-based awards were outstanding as of December 31, 2008.

Pension Plan Awards and Deferred Compensation Plans

As of December 31, 2008, the Company had no pension, defined benefit, defined contribution plans or deferred compensation plans in place.

TERMINATION AND CHANGE OF CONTROL BENEFITS

The Company has no plan or arrangement whereby any Named Executive Officer may be compensated in the event of that Named Executive Officer's resignation, retirement or other termination of employment, or in the event of a change of control of the Company or a change in the Named Executive Officer's responsibilities following such a change of control.

Director Compensation

Name	Fees earned ($)	Share-based awards ($)	Option-based awards ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
Terrence O. Lashman	$24,000	Nil	Nil	Nil	Nil	Nil	$24,000
Gary G. Liu	Nil	Nil	Nil	Nil	Nil	Nil	Nil

The Company currently pays Cancom International Trading Ltd. a monthly payment of $2,000 for director services and for administering the Company's Vancouver, British Columbia office. Cancom International Trading Ltd. is controlled by Terrence Lashman, a director of the Company. Apart from such payments, during the year ended December 31, 2008, there were no standard compensation arrangements, or other arrangements in addition to or in lieu of standard arrangements, under which the directors of the Company were compensated for services in their capacity as directors (including any additional amounts payable for committee participation or special assignments), or for services as consultants or experts.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets forth details of all our equity compensation plans as of December 31, 2008.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights [(1)]	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders	Nil	Not applicable	1,192,167
Equity compensation plans not approved by security holders	Nil	Not applicable	Nil
Total	**Nil**	**Not applicable**	**1,192,167**

(1) The Company does not have any warrants or rights outstanding under any equity compensation plans.

The Company's Plan provides for the issuance of stock options to directors, employees, consultants or management company employees to acquire up to 10% of the number of issued and outstanding shares of the Company at any given time on a "rolling" basis. A copy of the Plan is available for review at the office of the Company, Suite 702, 889 West Pender Street, Vancouver, British Columbia V6C 3B2 during normal business hours up to and including the date of the Meeting. The Exchange requires companies to obtain shareholder approval of their 10% rolling stock plans on an annual basis. At the Meeting, shareholders will be asked to approve the 2009 Stock Option Plan. See the information under the heading "Approval of the 2009 Stock Option Plan".

APPOINTMENT OF AUDITOR

At the Meeting, shareholders will be asked to vote for the appointment of Manning Elliott, Chartered Accountants, to serve as auditor of the Company for the Company's fiscal year ending December 31, 2009, at a remuneration to be fixed by the Company's board of directors. Manning Elliott was first appointed as the auditor of the Company by the Company's board of directors on July 19, 1987.

Management recommends that shareholders vote in favour of the appointment of Manning Elliott, Chartered Accountants, as the Company's auditors for the Company's fiscal year ending December 31, 2009 at a remuneration to be fixed by the Company's board of directors.

AUDIT COMMITTEE DISCLOSURE

National Instrument 52-110 *Audit Committees*, requires the Company, as a venture issuer, to disclose annually in its Information Circular certain information concerning the constitution of its Audit Committee and its relationship with its independent auditor.

The Audit Committee Charter

Mandate

The primary function of the Committee is to assist the board of directors (the "Board") in fulfilling its financial oversight responsibilities by reviewing the financial reports and other financial information provided by the Company to regulatory authorities and shareholders, the Company's systems of internal controls regarding finance and accounting and the Company's auditing, accounting and financial reporting processes. Consistent with this function, the Committee will encourage continuous improvement of, and should foster adherence to, the Company's policies, procedures and practices at all levels. The Committee's primary duties and responsibilities are to (i) serve as an independent and objective party to monitor the Company's financial reporting and internal control system and review the Company's financial statements; (ii) review and appraise the performance of the Company's external auditors; and (iii) provide an open avenue of communication among the Company's auditors, financial and executive management and the Board.

Composition

The Committee shall be comprised of three directors as determined by the Board, the majority of whom shall be free from any relationship that, in the opinion of the Board, would interfere with the exercise of his or her independent judgment as a member of the Committee.

At least one member of the Committee shall have accounting or related financial management expertise. All members of the Committee that are not financially literate will work towards becoming financially literate to obtain a working familiarity with basic finance and accounting practices. For the purposes of the Company's Charter, the definition of "financially literate" is the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can presumably be expected to be raised by the Company's financial statements.

The members of the Committee shall be elected by the Board at its first meeting following the annual shareholders' meeting. Unless a Chair is elected by the full Board, the members of the Committee may designate a Chair by a majority vote of the full Committee membership.

Meetings

The Committee shall meet at least twice annually, or more frequently as circumstances dictate. As part of its job to foster open communication, the Committee will meet at least annually with the Chief Financial Officer and the external auditors in separate sessions.

Responsibilities and Duties

To fulfill its responsibilities and duties, the Committee shall:

<u>Documents/Reports Review</u>

(a) Review and update this Charter annually.

(b) Review the Company's financial statements, MD&A and any annual and interim earnings, press releases before the Company publicly discloses this information and any reports or other financial information (including quarterly financial statements), which are submitted to any governmental body, or to the public, including any certification, report, opinion or review rendered by the external auditors.

<u>External Auditors</u>

(a) Review annually the performance of the external auditors who shall be ultimately accountable to the Board and the Committee as representatives of the shareholders of the Company.

(b) Obtain annually a formal written statement of external auditors setting forth all relationships between the external auditors and the Company, consistent with Independence Standards Board Standard 1.

(c) Review and discuss with the external auditors any disclosed relationships or services that may impact the objectivity and independence of the external auditors.

(d) Take or recommend that the full Board take appropriate action to oversee the independence of the external auditors.

(e) Recommend to the Board the selection and, where applicable, the replacement of the external auditors nominated annually for shareholder approval.

(f) At each meeting, consult with the external auditors, without the presence of management, about the quality of the Company's accounting principles, internal controls and the completeness and accuracy of the Company's financial statements.

(g) Review and approve the Company's hiring policies regarding partners, employees and former partners and employees of the present and former external auditors of the Company.

(h) Review with management and the external auditors the audit plan for the year-end financial statements and intended template for such statements.

(i) Review and pre-approve all audit and audit-related services and the fees and other compensation related thereto, and any non-audit services, provided by the Company's external auditors. The pre-approval requirement is waived with respect to the provision of non-audit services if:

(i) the aggregate amount of all such non-audit services provided to the Company constitutes not more than 5% of the total amount of revenues paid by the Company to its external auditors during the fiscal year in which the non-audit services are provided;

(ii) such services were not recognized by the Company at the time of the engagement to be non-audit services; and

(iii) such services are promptly brought to the attention of the Committee by the Company and approved prior to the completion of the audit by the Committee or by one or more members of the Committee who are members of the Board to whom authority to grant such approvals has been delegated by the Committee.

Provided the pre-approval of the non-audit services is presented to the Committee's first scheduled meeting following such approval, such authority may be delegated by the Committee to one or more independent members of the Committee.

Financial Reporting Processes

(a) In consultation with the external auditors, review with management the integrity of the Company's financial reporting process, both internal and external.

(b) Consider the external auditor's judgments about the quality and appropriateness of the Company's accounting principles as applied in its financial reporting.

(c) Consider and approve, if appropriate, changes to the Company's auditing and accounting principles and practices as suggested by the external auditors and management.

(d) Review significant judgments made by management in the preparation of the financial statements and the view of the external auditors as to appropriateness of such judgments.

(e) Following completion of the annual audit, review separately with management and the external auditors any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information.

(f) Review any significant disagreement among management and the external auditors in connection with the preparation of the financial statements.

(g) Review with the external auditors and management the extent to which changes and improvements in financial or accounting practices have been implemented.

(h) Review any complaints or concerns about any questionable accounting, internal accounting controls or auditing matters.

(i) Review certification process.

(j) Establish a procedure for the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

Other

Review any related party transactions.

Composition of the Audit Committee

The following are the members of the Committee:

John A. Singleton	Not independent*	Financially literate*
Terrence O. Lashman	Independent*	Financially literate*
Gary G. Liu	Independent*	Financially literate*

* As defined by National Instrument 52-110, Audit Committees.

Relevant Education and Experience

For a description of the education and experience of each audit committee member that is relevant to the performance of their responsibilities as an audit committee member, please review the disclosure for Mr. John A. Singleton, Mr. Terrence O. Lashman and Mr. Gary G. Liu under the heading "Election of Directors".

Audit Committee Oversight

Since the commencement of the Company's most recently completed financial year, the Company's Board of Directors has not failed to adopt a recommendation of the Audit Committee to nominate or compensate an external auditor.

Reliance on Certain Exemptions

Since the commencement of the Company's most recently completed financial year, the Company has not relied on the exemptions contained in sections 2.4 or 8 of National Instrument 52-110. Section 2.4 *(De Minimis Non-audit Services)* provides an exemption from the requirement that the Audit Committee must pre-approve all non-audit services to be provided by the auditor, where the total amount of fees related to the non-audit services are not expected to exceed 5% of the total fees payable to the auditor in the fiscal year in which the non-audit services were provided. Section 8 *(Exemptions)* permits a company to apply to a securities regulatory authority for an exemption from the requirements of National Instrument 52-110 in whole or in part.

Pre-Approval Policies and Procedures

The Audit Committee has adopted specific policies and procedures for the engagement of non-audit services as set out in the Audit Committee Charter of the Company. The full text of the Company's Audit Committee Charter is included above under the heading "Audit Committee Charter".

External Auditor Service Fees (By Category)

External Auditor Service Fees

In the following table, "audit fees" are fees billed by the Company's external auditor for services provided in auditing the Company's annual financial statements for the subject year. "Audit-related fees" are fees not included in audit fees that are billed by the auditor for assurance and related services that are reasonably related to the performance of the audit review of the Company's financial statements. "Tax fees" are fees billed by the auditor for professional services rendered for tax compliance, tax advice and tax planning. "All other fees" are fees billed by the auditor for products and services not included in the foregoing categories.

The aggregate fees billed by the Company's external auditor in the fiscal years ended December 31, 2008 and 2007 by category, are as follows:

Financial Year Ended December 31	Audit Fees	Audit Related Fees	Tax Fees	All Other Fees
2008	$49,058	$Nil	$4,200	$Nil
2007	$35,000	$Nil	$Nil	$Nil

Exemption

The Company is relying on the exemption provided by section 6.1 of National Instrument 52-110 which provides that the Company, as a venture issuer, is not required to comply with Part 3 (*Composition of the Audit Committee*) and Part 5 (*Reporting Obligations*) of National Instrument 52-110.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No current or former director, executive officer or employee, proposed nominee for election to the board of directors, or associate of such persons is, or has been, indebted to the Company since the beginning of the most recently completed financial year of the Company and no indebtedness remains outstanding as at the date of this Information Circular.

None of the directors or executive officers of the Company is or, at any time since the beginning of the most recently completed financial year, has been indebted to the Company. None of the directors' or executive officers' indebtedness to another entity is, or at any time since the beginning of the most recently completed financial year, has been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as otherwise disclosed herein, no: (a) director, proposed director or executive officer of the Company; (b) person or company who beneficially owns, directly or indirectly, common shares or who exercises control or direction of common shares, or a combination of both, carrying more than ten percent of the voting rights attached to the common shares outstanding (an "Insider"); (c) director or executive officer of an Insider; or (d) associate or affiliate of any of the directors, executive officers or Insiders, has had any material interest, direct or indirect, in any transaction since the commencement of the Company's most recently completed financial year or in any proposed transaction which has materially affected or would materially affect the Company, except with an interest arising from the ownership of common shares where such person or company will receive no extra or special benefit or advantage not shared on a pro rata basis by all holders of the same class of common shares.

MANAGEMENT CONTRACTS

There were no management functions of the Company, which were, to any substantial degree, performed by a person other than the directors or executive officers of the Company.

CORPORATE GOVERNANCE

Pursuant to National Instrument 58-101 *Disclosure of Corporate Governance Practices*, the Company is required to disclose its corporate governance practices as follows:

Board of Directors

The board of directors of the Company facilitates its exercise of independent supervision over the Company's management through frequent meetings of the board.

Terrence O. Lashman and Gary G. Liu are "independent" in that they are each independent and free from any interest and any business or other relationship which could or could reasonably be perceived to, materially interfere with his ability to act with the best interests of the Company, other than the interests and relationships arising from shareholders. Shelby S. Singleton, Jr., the President and Chief Executive Officer of the Company and John A. Singleton, the Executive Vice-President and Chief Financial Officer of the Company are not independent.

Directorships

The following directors are presently directors of other reporting issuers as set out below:

Name of Director of the Company	Names of Other Reporting Issuer
Shelby S. Singleton, Jr.	Nil
John A. Singleton	Nil
Terrence O. Lashman	Luxor Industrial Corporation(1) Terraco Gold Corp.(1)
Gary G. Liu	Luxor Industrial Corporation(1)

(1) TSX Venture Exchange

Orientation and Continuing Education

The board of directors of the Company briefs all new directors with respect to the policies of the board of directors and other relevant corporate and business information. The board does not provide any continuing education.

Ethical Business Conduct

The Company's board of directors has found that the fiduciary duties placed on individual directors by the Company's governing corporate legislation and the common law and the restrictions placed by applicable corporate legislation on an individual director's participation in decisions of the board in which the director has an interest have been sufficient to ensure that the board operates independently of management and in the best interests of the Company.

Nomination of Directors

The board of directors of the Company is responsible for identifying individuals qualified to become new board members and recommending to the board new director nominees for the next annual meeting of shareholders.

New nominees must have a track record in general business management, special expertise in an area of strategic interest to the Company, the ability to devote the required time, show support for the Company's mission and strategic objectives, and a willingness to serve.

Compensation

The directors decide as a board the compensation for the Company's directors and officers. Compensation payable is determined by considering compensation paid for directors and CEOs of companies of similar size and stage of operations in the entertainment and marketing industry and determining an appropriate compensation reflecting the need to provide incentive and compensation for the time and effort expended by the directors and executive management while taking into account the financial and other resources of the Company. In setting the compensation the performance of the CEO is reviewed in light of the Company's objectives and other factors that may have impacted the success of the Company.

Other Board Committees

The board of directors has no committees other than the Audit Committee.

Assessments

The board of directors regularly monitors the adequacy of information given to directors, communications between the board and management and the strategic direction and processes of the board and its committees.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Except as disclosed elsewhere in this Information Circular, no director or executive officer of the Company who was a director or executive officer since the beginning of the Company's last financial year, each proposed nominee for election as a director of the Company, or any associate or affiliates of any such directors, officers or nominees, has any material interest, direct or indirect, by way of beneficial ownership of common shares or other securities in the Company or otherwise, in any matter to be acted upon at the Meeting other than the election of directors.

PARTICULARS OF MATTERS TO BE ACTED UPON

Approval of the 2009 Stock Option Plan

The Exchange policies with respect to incentive stock options (the "Policies") provide that listed companies may only issue incentive stock options pursuant to the terms of a stock option plan that has been approved by the shareholders of the Company and the Exchange. At the last Annual and Special General Meeting, pursuant to the Policies, management proposed and the shareholders of the Company approved a rolling stock option plan which reserves a maximum of 10% of the issued shares of the Company from time to time for administration and grant of options under the stock option plan. The Policies require that such a rolling plan be re-approved each year by the shareholders and the Exchange.

Management of the Company believes that incentive stock options serve an important function in furnishing directors, officers, employees and consultants (collectively the "Eligible Parties") of the Company an opportunity to invest in the Company in a simple and effective manner and better aligning the interests of the Eligible Parties with those of the Company and its shareholders through ownership of shares in the Company. Accordingly, at the Meeting, the shareholders will be asked to consider, and the directors, believing it to be in the best interests of the Company, recommend that the shareholders approve, the Company's proposed stock option plan (the "2009 Plan") and the allotment and reservation of sufficient common shares from treasury to provide the shares necessary for issuance upon the exercise from time to time of options granted pursuant to the 2009 Plan.

The 2009 Plan has been prepared by the Company in accordance with the policies of the Exchange and is in the form of a rolling stock option plan reserving for issuance upon the exercise of options granted pursuant to the 2009 Plan a maximum of 10% of the issued and outstanding shares of the Company at any time, less any shares required to be reserved with respect to options granted by the Company prior to the implementation of the 2009 Plan. The 2009 Plan will be administered by the Board, or a committee of three directors, if so appointed by the board of directors (the "Committee"). Subject to the provisions of the 2009 Plan, the Committee in its sole discretion will determine all options to be granted pursuant to the 2009 Plan, the exercise price therefore and any special terms or vesting provisions applicable thereto. The Committee will comply with all Exchange and other regulatory requirements in granting options and otherwise administering the 2009 Plan. A summary of some of the additional provisions of the 2009 Plan follows:

(i) options granted to insiders of the Company as a total in any twelve-month period shall not exceed 10% of the issued and outstanding shares of the Company;

(ii) options granted to any one person as a total in any twelve-month period shall not exceed 5% of the issued and outstanding shares of the Company;

(iii) options granted to any one Consultant to the Company as a total in any twelve-month period shall not exceed 2% of the issued and outstanding shares of the Company;

(iv) options granted to all employees, consultants and their associates engaged in investor relations activities for the Company in aggregate in any twelve-month period shall not exceed 2% of the issued and outstanding shares of the Company;

(v) options granted shall be non-assignable and not transferable and shall not have a term in excess of ten years;

(vi) the exercise price of options granted shall not be less than the closing price of the Company's shares on the last trading day less any discount permitted by the Exchange, but, in any event, not less than $0.10 per share;

(vii) all options granted shall be evidenced by written option agreements; and

(viii) any amendment to reduce the exercise price of options granted to insiders of the Company shall be subject to approval of the disinterested shareholders of the Company, the majority vote of the shareholders other than the insiders of the Company.

Pursuant to the policies of the Exchange, the shares underlying any options granted will be restricted from trading for a period of four months from the date of grant of the option. The directors of the Company believe the 2009 Plan is in the Company's best interests and recommend that the shareholders approve the 2009 Plan.

Reference should be made to the full text of the Plan which will be made available at the offices of Sun Entertainment Holding Corporation, Suite 702 – 889 West Pender Street, Vancouver, British Columbia, V6C 3B2, until 4 p.m. on the business day immediately preceding the date of the Meeting.

At the Meeting, the shareholders will be asked to approve the following ordinary resolution:

"BE IT HEREBY RESOLVED THAT:

(a) The 2009 Stock Option Plan of the Company, as described in the Information Circular of the Company, be and is hereby authorized and approved; and

(b) The 2009 Stock Option Plan is hereby ratified in its entirety, subject to such amendments, changes, additions and alterations thereto that any majority of the Board where a quorum is present or acts unanimously approved in writing by the Board may approve or as may be required by the TSX Venture Exchange or such other stock exchange or exchanges as the common shares of the Company may be listed."

Management recommends the approval of the 2009 Stock Option Plan and the Designated Persons as stated on the form of proxy intend to vote in favour of the resolution to approve the Plan, absent contrary directions.

ADDITIONAL INFORMATION

Additional information relating to the Company is available on SEDAR at www.sedar.com.

Shareholders may contact the Company at its office by mail at Suite 702, 889 West Pender Street, Vancouver, British Columbia V6C 3B2, to request copies of the Company's financial statements and related Management's Discussion and Analysis (the "MD&A"). Financial information is provided in the Company's audited financial statements and MD&A for the year ended December 31, 2008.

OTHER MATTERS

Other than the above, management of the Company knows of no other matters to come before the Meeting other than those referred to in the Notice of Meeting. However, if any other matters that are not known to management should properly come before the Meeting, the accompanying form of proxy confers discretionary authority upon the persons named therein to vote on such matters in accordance with their best judgment.

APPROVAL OF THE BOARD OF DIRECTORS

The contents of this Information Circular have been approved and the delivery of it to each shareholder of the Company entitled thereto and to the appropriate regulatory agencies has been authorized by the board of directors of the Company.

Dated at Vancouver, British Columbia as of May 25, 2009.

ON BEHALF OF THE BOARD

SUN ENTERTAINMENT HOLDING CORPORATION

"Terrence O. Lashman"
Terrence O. Lashman
Director

SUN ENTERTAINMENT HOLDING CORPORATION
Suite 702 – 889 West Pender Street
Vancouver, British Columbia V6C 3B2
Telephone: 604.684.7929
Facsimile: 604.683.2003

NOTICE OF ANNUAL AND SPECIAL GENERAL MEETING

TO THE SHAREHOLDERS:

NOTICE IS HEREBY GIVEN that the annual and special general meeting (the "Meeting") of Sun Entertainment Holding Corporation (the "Company") will be held at 3106 Belmont Boulevard, Nashville, Tennessee, USA, on Friday, June 19, 2009, at the hour of 5:00 p.m. (Nashville time) for the following purposes:

1. to receive the audited financial statements of the Company for the financial year ended December 31, 2008, and the accompanying report of the auditors;

2. to appoint Manning Elliott, Chartered Accountants, as the auditors of the Company for the fiscal year ending December 31, 2009;

3. to authorize the directors of the Company to fix the remuneration to be paid to the auditors for the fiscal year ending December 31, 2009;

4. to set the number of directors of the Company for the ensuing year at four (4) persons;

5. to elect Shelby S. Singleton, Jr., John A. Singleton, Terrence O. Lashman and Gary G. Liu as directors of the Company to hold office until the next annual general meeting of the Company, or until such time as their successors are duly elected or appointed in accordance with the Company's constating documents;

6. to consider, and, if deemed appropriate, to pass, a resolution approving the 2009 Stock Option Plan of the Company; and

7. to transact such further or other business as may properly come before the Meeting and any adjournment or postponement thereof.

The accompanying Information Circular provides additional information relating to the matters to be dealt with at the Meeting and is supplemental to, and expressly made a part of, this Notice of Meeting.

The Company's Board of Directors has fixed May 11, 2009 as the record date for the determination of shareholders entitled to notice of and to vote at the Meeting and at any adjournment or postponement thereof. Each registered shareholder at the close of business on that date is entitled to such notice and to vote at the Meeting in the circumstances set out in the accompanying Information Circular.

If you are a registered shareholder of the Company and unable to attend the Meeting in person, please complete, date and sign the accompanying form of proxy and deposit it with the Company's transfer agent, Computershare Trust Company of Canada, 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1 at least 48 hours (excluding Saturdays, Sundays and holidays recognized in the Province of British Columbia) before the time and date of the Meeting or any adjournment or postponement thereof.

If you are a non-registered shareholder of the Company and received this Notice of Meeting and accompanying materials through a broker, a financial institution, a participant, a trustee or administrator of a self-administered retirement savings plan, retirement income fund, education savings plan or other similar self-administered savings or investment plan registered under the Income Tax Act (Canada), or a nominee of any of the foregoing that holds your securities on your behalf (the "Intermediary"), please complete and return the materials in accordance with the instructions provided to you by your Intermediary.

DATED at Vancouver, this 25th day of May, 2009.

By Order of the Board of

SUN ENTERTAINMENT HOLDING CORPORATION

Terrence O. Lashman"
Terrence O. Lashman
Director

SUN ENTERTAINMENT HOLDING CORPORATION

Computershare

Please return completed form to:
Computershare
9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1

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SEDQ.BEN_IA.E.PULLS/000001/000001/i

Form 52-109FV2

CERTIFICATION OF INTERIM FILINGS - VENTURE ISSUER BASIC CERTIFICATE

I, **Shelby S. Singleton, President and Chief Executive Officer of Sun Entertainment Holding Corporation,** certify the following:

1. ***Review***: I have reviewed the interim financial statements and interim MD&A (together, the "interim filings") of **Sun Entertainment Holding Corporation** (the "issuer") for the interim period ended **March 31, 2009.**

2. ***No misrepresentations***: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the interim filings.

3. ***Fair presentation***: Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

Date: **May 28, 2009**

"Shelby S. Singleton"

Shelby S. Singleton
President & CEO

NOTE TO READER

In contrast to the certificate required for non-venture issuers under National Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings* (NI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in NI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of

i) controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

The issuer's certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate. Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

Form 52-109FV2

CERTIFICATION OF INTERIM FILINGS - VENTURE ISSUER BASIC CERTIFICATE

I, **John A. Singleton, Chief Financial Officer of Sun Entertainment Holding Corporation,** certify the following:

1. ***Review***: I have reviewed the interim financial statements and interim MD&A (together, the "interim filings") of **Sun Entertainment Holding Corporation** (the "issuer") for the interim period ended **March 31, 2009.**

2. ***No misrepresentations***: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the interim filings.

3. ***Fair presentation***: Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

Date: **May 28, 2009**

"John A. Singleton"

John A. Singleton
CFO

NOTE TO READER

In contrast to the certificate required for non-venture issuers under National Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings* (NI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in NI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of

i) controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

The issuer's certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate. Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

SCHEDULE C
EXHIBIT 6

SUN ENTERTAINMENT HOLDING CORPORATION
MANAGEMENT'S DISCUSSION & ANALYSIS
THREE MONTHS ENDED MARCH 31, 2009

OVERVIEW

This discussion and analysis has been prepared by the management of Sun Entertainment Holding Corporation ("Sun" or the "Company") for the three months ended March 31, 2009. The MD&A and should be read in conjunction with the audited consolidated financial statements and notes for the year ended December 31, 2008. The Company prepares and files its financial statements and notes in Canadian dollars in accordance with Canadian generally accepted accounting principles ("GAAP"). All amounts presented in the MD&A are in Canadian dollars unless otherwise indicated.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS.

Sun Entertainment Holding Corporation is classified as a "venture issuer" for the purposes of National Instrument 51-102. This document, as well as other management discussion of the Company's vision, business strategies and expectations as reported in the business plan, information circular, annual information form, quarterly management discussion and analysis, regulatory filings, press releases and other reports, contain forward-looking statements that are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected. The words "believe", "expect", "intend", "anticipate", or any variations of such words and similar expressions identify forward-looking statements, but their absence does not mean that the statement is not forward- looking. These statements are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict.

Factors that affect the Company's actual results include the rate of market acceptance of the Company's products and services; the ability to obtain and defend intellectual property rights and related products; the ability to market the Company's products and services; as well as the status of competing products and services, and general economic conditions including foreign exchange rates. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this document.

DESCRIPTION OF BUSINESS

The Company controls the rights to approximately 6,000 classic Rock & Roll, Rockabilly, Country, Rhythm & Blues, Gospel and Bluegrass titles from the 50's, 60's and 70's. Included in these recordings are such well known songs as "Whole Lot of Shakin' Going On"/Jerry Lee Lewis, "I Walk The Line"/Johnny Cash, "Blue Suede Shoes"/Carl Perkins, "Lonely Weekends"/Charlie Rich, "Ooby Dooby"/Roy Orbison, "Harper Valley PTA"/Jeannie C. Riley, "From A Jack To A King"/Ned Miller, "Chapel Of Love"/The Dixie Cups, and "The Boy From New York City"/The Ad Libs. The majority of the revenues received by the Company are from royalty licensing arrangements with the major record companies such as Universal, SonyBMG, Warner Music Group and EMI, from independent record companies such as Madacy, Time-Life Music and from digital download companies Apple iTunes and eMusic in the United States and Charly and Disky in Europe. Other revenues are flat fees received from the uses of the Company's master recordings as source music in motion pictures, television shows and radio and television commercials and sums received from sales of merchandise that features the Company's logo.

OVERALL PERFORMANCE

Revenues

Revenues for the three-month period ending March 31, 2009 were $292,152 down 26% compared to $396,374 for the same period of 2008. Royalty and license fee revenues for the current period were $214,773 compared to $303,982 for the same period of 2008, which is a 29% decrease. The decreases are a reflection of the general world wide economic decline and the music business downward trend that began before the over all decline.

During the current period, ninety (90%) percent of the Company's royalty revenues were received from licensees in the United States with the remaining ten (10%) percent received from licensees outside the United States. The companies that generate the largest royalty revenues for the company in the United States are Universal Music (a unit of the French company Vivendi), Sony Music Entertainment (formerly the music partnership of Bertelsmann Company and Sony Music Entertainment until the Sony purchase of Bertlesmann's share in 2008), Madacy Entertainment and Time-Life Music (a Direct Holdings America company). Royalty revenues from the digital download companies are becoming more significant for the Company and during the current period these royalties accounted for thirty nine (39%) percent of the total royalty revenues received by the Company, which compares to sixteen (16%) for the same period in 2008. The Company receives most of its revenues from outside the United States from Charly Records and Disky Communications in Europe.

Royalties Expense and Product Costs

The royalty expense to artists, producers and publishers for the three-month period ending March 31, 2009 were $79,358 compared to $105,421 for the same period of 2008. Decreased royalty and license fee revenues, timing of payments and the fact that royalty payments to artists and producers are normally made within sixty to ninety days after royalty revenues are received caused a decrease in the royalty expense and decreased purchases of Sun logo enhanced merchandise caused a decrease in the merchandise product costs.

Expenses

Overhead for the three-month period ending March 31, 2009 was $273,050 compared to $322,641 for the same period of 2008.

Statement of Operations

The net loss for the three months ended March 31, 2009 was $116,157 compared to a net loss of $223,737 for the same period of 2008. The decrease in loss was due to the decrease in overhead and foreign exchange decreases.

Finance & Cash Flow

Cash used in operating activities during the three-month period ending March 31, 2009 was $294,230 compared to $422,630 for the same period of 2008. The decrease in cash usage was primarily due to the decrease in overhead

No cash was used in investing activities during the three months ended March 31, 2009 or for the same period of 2007.

No cash was used in financing activities during the three months ended March 31, 2009 or for the same period of 2007.

MARKET

Worldwide physical (e.g. cds) continue to fall quickly, but they still are not being compensated by digital equivalents, according to a recent report issued by the trade group International Federation of the Phonograph Industry (IFPI). The report also states that while global digital sales in 2008 increased by 24.1% over those sales in 2007 to US$3.78 billion and performance income increased by 16.2% in 2008, total global sales in 2008 decreased by 8.3% to US$18.4 billion. A decrease in 2008 physical sales of 15.4% was the cause of the overall drop of music sales in 2008. In the United States, the world's largest market for music, the 2008 results are worse, for physical sales in 2008 decreased by nearly a third, or approximately US$1 billion. While digital sales in the United States grew by 16.5% to US$1.78 billion and performance income increased by 133%, total music sales were down 18.6 % (the biggest drop in the world) to US$4.9 billion. The music business still relies on approximately 75% of global sales from physical product against just 4% digital. IFPI estimates that 95% of downloaded music is stolen by the consumer and the music industry continues to explore ways to wipe out the rampant piracy that is a critical threat to all companies whose main business is music. In the first quarter of 2009, the rapid erosion in cd sales shows no signs of letting up for in the United States, cd sales plunged 20.3% compared to the same period in 2008. Digital sales in the first quarter of 2009 were up 17% of those in the same period of 2008 and some US music executives expect digital sales to overtake physical sales by the end of 2009.

The Company continues to market its catalog of master recordings for use in television shows, movies, commercials, and compilation and special album releases. The use of the Company's ionic Sun Records logo continues to be used on various merchandise that is marketed both by the Company directly and by licensees of the Company to wholesalers and retailers. The Company is currently exploring opportunities with companies in different industries. Sun/Elvis merchandise can be seen and ordered through a special website, www.sunelvis.com.

SELECTED ANNUAL INFORMATION

	2008	2007	2006
Revenues	$2,181,917	$3,371,584	$3,154,996
Royalties expense and product costs	$ 802,162	$1,202,007	$1,190,455
Expenses, other than royalties and product costs	$1,120,002	$1,244,682	$1,106,422
Income before taxes	$ 259,753	$ 924,895	$ 858,119
Shares issued and outstanding	11,921,679	11,921,679	11,921,679
Earnings per share	$ 0.01	$ 0.05	$ 0.05
Total assets	$2,204,629	$2,693,167	$2,300,251
Total long-term financial liabilities	None	None	None
Cash dividends declared	None	None	None

SUMMARY OF QUARTERLY RESULTS

	2008	2008	2008	2008	2007	2007	2007	2007
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Revenues	523,932	365,113	896,498	396,374	1,232,832	364,473	1,221,640	467,920
Income before taxes	187,067	(41,107)	337,530	(223,737)	491,518	(20,610)	403,913	50,074
Shares outstanding	12M	12M	12M	12M	12M	12M	12M	12M
Earnings (Loss) per share	0.01	(0.01)	0.03	(0.02)	0.011	(0.002)	0.034	0.004

LIQUIDITY AND RISKS

As at March 31, 2009, the Company had a working capital excess of $1,292,164 compared to a working capital excess of $1,326,673 as at December 31, 2008, the end of the Company's last completed fiscal year. The decreased excess was a direct result of the decreased inventory, increase in advances to related parties and decrease in income taxes payable and was financed by regular cash flow.

The Company is exposed to market risk related to changes in foreign currency. This could adversely affect the value of the Company's current assets and liabilities as well as impact revenues and profitability.

CONTRACTUAL OBLIGATIONS

There were no long-term contractual obligations.

STOCK-OPTION PLAN

The Company has adopted an incentive stock option plan in the current year, which provides that the Board of Directors of the Company may from time to time, in its discretion, and in accordance with the Exchange requirements, grant to directors, officers, employees and technical consultants to the Company non-transferable options to purchase common shares of the Company, provided that the number of common shares reserved for issuance will not exceed 10% of the issued and outstanding common shares of the Company.

The number of shares subject to an Option to a Participant, other than a Consultant (as defined in the policies of the TSX Venture Exchange) and an Employee (as defined in the policies of the TSX Venture Exchange) conducting Investor Relations Activities (as defined in the policies of TSX Venture Exchange) shall be determined by the Committee, but no Participant, where the Company is listed on any stock exchange, shall be granted an Option which exceeds the maximum number of shares permitted under any stock exchange on which the common shares are then listed or other regulatory body having jurisdiction, which maximum number of shares is presently an amount equal to 5% of the then issued and outstanding shares of the Company (on a non-diluted basis) in any 12 month period. As at December 31, 2008 there were no options issued or outstanding.

CAPITAL RESOURCES

The Company has limited capital resources, and is relying on continuing royalty and license fee revenues to provide future capital. Refer to Note 13 to the 2008 year end financial statements for management of capital.

OFF BALANCE SHEET ARRANGEMENTS

There were no off balance sheet arrangements.

MATERIAL CONTRACTS

The Company has the exclusive license rights to use certain master sound recordings owned by Shelby Singleton Enterprises, Inc. a company controlled by the President and Executive Vice President of the Company. The licensing agreement commenced January 2, 1988 and terminates December 31, 2011, with an option to renew for an additional twenty-five years. The license fee is 5% of sales, as defined in the licensing agreement.

TRANSACTIONS WITH RELATED PARTIES

The following is a summary of balances and transactions with directors and/or companies controlled by directors of the Company and its wholly-owned subsidiary.

		2009	2008
Balance Sheet:			
Accounts payable to companies controlled by a director	$	–	-
Amounts due to companies controlled by directors		181,921	556,572
Amounts due from a partnership controlled by officers (see (a) below)		27,146	–
		209,067	556,572
Income Statement:			
Management fees incurred to a company controlled by a director	$	6,000	6,000
Royalties incurred to a company controlled by directors		9,478	14,177
Commissions incurred to a partnership controller by officers (see (a) below)		10,000	10,000
Rent incurred to a company with common directors		-	-
Non-competition payments		25,000	20,434
	$	50,478	50,611

All related party transactions have been recorded at their exchange amounts which approximate market terms as contracted. The related party balances have been recorded at their exchange amounts and are non-interest bearing without specific terms of repayment.

a) The Company has exclusive license rights to use the Sun trademarks and logo on clothing and other non-music retail merchandise. The company pays commissions ranging from 5% to 25% on sales of this retail merchandise to a partnership controlled by the President and Executive Vice President of the Company that owns the Sun trademarks and logo.

b) Premises

The Company's subsidiary occupies premises and facilities owned by a company controlled by directors without a long-term lease. During 2008 the Company authorized its subsidiary to lease the premises and facilities from the company controlled by directors for the year for consideration of $63,009. The consideration is considered by the Company's management to approximate fair value. The Company has no commitment to lease these premises and facilities and the company controlled by directors is not committed to provide these premises and facilities to the Company beyond 2008.

All related party transactions have been recorded at their exchange amounts, which approximate market terms. The related party balances have been recorded at their exchange amounts and are non-interest bearing with no fixed terms of repayment.

PROPOSED TRANSACTIONS

There were no proposed transactions.

CRITCAL ACCOUNTING ESTIMATES

The Company has disclosed its accounting estimates in Note 2(j) to the 2008 year end consolidated financial statements.

NEW ACCOUNTING STANDARDS

Effective January 1, 2008, the Company adopted the following new accounting standards issued by the Canadian Institute of Chartered Accountants ("CICA"). These accounting policy changes were adopted on a prospective basis with no restatement of prior period consolidated financial statements. For details of the specific accounting changes, refer to Note 2 of the Company's 2008 year end consolidated financial statements.

CICA Section 1400 *General Standards of Financial Statement Presentation*
CICA Section 1535 *Capital Disclosures*
CICA Section 3031 *Inventories*
CICA Section 3862 *Financial Instruments - Disclosures*
CICA Section 3863 *Financial Instruments - Presentation*

FINANCIAL INSTRUMENTS

The Company's financial instruments are described in Note 3 to the consolidated financial statements.

INVESTOR RELATIONS

There were no agreements for investor relations.

SUBSEQUENT EVENTS

There were no material subsequent events.

CORPORATE DISCLOSURE

The company has established disclosure controls, procedures and corporate policies so that the financial results are presented accurately, fairly and timely.

The disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed in reports filed or submitted under applicable securities regulation is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow for timely decisions regarding required disclosure.

No matter how well designed, all internal control systems provide only reasonable and not absolute assurance that financial information is accurate and complete. Should lapses in the disclosure controls and procedures occur and/or if mistakes occur, the Company will take whatever steps necessary to minimize the consequences of such occurrences.

The Company has conducted a review and evaluation of its disclosure controls and procedures, with the conclusion that is has an effective system of disclosure controls and procedures. In reaching this conclusion, the Company recognizes that it is very dependent upon its legal counsel to assist in recognizing, interpreting, understanding and complying with the various securities regulations disclosure and filing requirements and that the Board of Directors is active and communicates often and effectively.

The Board of Directors of the Company are in fact the Company's executive management team. Each member of the Board has varying degrees of knowledge concerning the regulatory disclosure requirements.

The Company is small and must rely on its legal counsel and Board of Directors to assist it and as such they form part of the disclosure controls and procedures.

As the Board of Directors is also the senior management of the Company, open and effective lines of communication amongst the Board must be in place. The Company believes this communication exists. While the Certifying officers have evaluated the effectiveness of the company's disclosure controls and procedures as of December 31, 2008 and have concluded that such procedures are adequate and effective to ensure accurate and complete disclosures.

The Company evaluated the design of its internal controls and procedures over financial reporting for the year ended December 31, 2008. This evaluation was performed by the Chief Executive Officer and Chief Financial

Officer with the assistance of the other members of the Board of Directors to the extent necessary or appropriate. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the design of these internal controls and procedures over financial reporting was effective.

FORWARD LOOKING STATEMENTS

Statements that are not historical facts may be considered to be forward looking statements. This report contains forward-looking statements. Forward-looking statements include management's beliefs and expectations of certain events based on assumptions. Forward-looking statements include estimates of objectives, future events and assumptions. These items can include operating and financial conditions, capital spending, accounting estimates, regulatory changes, environmental legislation, engineering evaluations, commodity prices and demand for commodities. Forward-looking statements, by their very nature, involve risks and uncertainties. Therefore, actual results could differ materially from those expected due to changes in the factors used to predict future results. While management's assumptions are considered reasonable at the time of preparation, readers are cautioned that such assumptions may change and undue reliance should not be placed on forward-looking statements.

ADDITIONAL INFORMATION

Additional information regarding the Company can be found on SEDAR at **www.sedar.com** or the Company's web site at **www.sunrecords.com**.

QUARTERLY REPORT
MARCH 31, 2009

SCHEDULE A:

1. Balance Sheet
2. Statements of Operations and Deficit
3. Statement of Changes in Financial Position
4. Notes to Consolidated Financial Statements

SCHEDULE B:

5. Management Discussion

SUN ENTERTAINMENT HOLDING CORPORATION
INTERIM CONSOLIDATED BALANCE SHEET
March 31, 2009 and December 31, 2008
(Prepared by Management)

Schedule A
Exhibit 1

ASSETS:

	31-Mar-09	31-Dec-08
CURRENT ASSETS:		
Cash	$ 781,871	$ 798,347
Royalty Reserve Cash	1,172,807	1,197,520
Accounts receivable	41,456	48,084
Inventory	130,044	117,888
Prepaid expenses	36,150	7,912
Total Current Assets	2,162,328	2,169,751
Fixed Assets; less accumulated depreciation of $35,111(2008), $34,579 (2007)	34,110	34,878
GOODWILL, net of amortization of $80,540 and impairment of $147,535	0	0
	$ 2,196,438	$ 2,204,629
LIABILITIES		
CURRENT LIABILITIES		
Accounts payable and accrued expenses	$ 692,091	$ 589,061
Income Taxes Payable	30,262	119,032
Due to Affiliate	181,921	169,863
Total current liabilities	904,274	877,956
SHARE CAPITAL AND DEFICIT		
SHARE CAPITAL	3,305,595	3,305,595
DEFICIT	(2,013,431)	(1,978,922)
	1,292,164	1,326,673
	$ 2,196,438	$ 2,204,629

Approved by the Directors:

"John A. Singleton" Director

"Terry O. Lashman" Director

SUN ENTERTAINMENT HOLDING CORPORATION
INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS
March 31, 2009
(Prepared by Management)

Schedule A
Exhibit 2

	3 Months Ended Mar 31 2009	3 Months Ended Mar 31 2008
ROYALTY REVENUES	$ 214,773	$ 303,982
INTEREST AND OTHER REVENUES	77,379	92,392
TOTAL REVENUES	292,152	396,374
OPERATING EXPENSES		
Wages	101,195	61,518
Outside Services	27,020	40,444
Office supplies	8,227	9,920
Postage	6,222	1,371
Rent	2,568	1,269
Auto	4,099	4,512
Security	68	56
Software	335	585
Copy Machine	151	6,087
Telephone	3,164	2,843
Dues & Subscriptions	1,805	1,388
Disposal	1,327	1,118
Copyrights & Trademarks	168	0
Consulting &Commissions	17,634	11,791
Product Costs	23,009	100,848
Royalty Expense	79,358	105,421
Travel, entertainment and promotion	23,533	38,705
Legal and accounting	24,036	75,745
Utilities and taxes	11,700	9,289
Insurance	7,258	7,328
Management fees	20,923	36,495
Listing and transfer fees	5,794	7,236
Bank charges and interest	2,145	2,429
Depreciation	1,829	859
Repairs and maintenance	1,847	1,652
Total operating expenses	375,417	528,910
INCOME (LOSS) FROM OPERATIONS	(83,265)	(132,536)
FOREIGN EXCHANGE	(32,892)	(91,201)
EARNINGS (LOSS) FOR THE PERIOD	(116,157)	(223,737)
DEFICIT, BEGINNING	(1,978,922)	(2,379,773)
DEFICIT, ENDING	$ (2,095,079)	$ (2,254,368)
EARNINGS (LOSS) PER SHARE	($0.01)	($0.02)

SUN ENTERTAINMENT HOLDING CORPORATION
INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION
March 31, 2009
(Prepared By Management)

Schedule A
Exhibit 3

	3 Months Ended Mar 31 2009	3 Months Ended Mar 31 2008
CASH PROVIDED BY (USED FOR)		
OPERATING ACTIVITIES		
Net income (loss) for the period	$ (116,157)	$ (223,737)
Amortization of goodwill, a charge not involving cash	0	0
	(116,157)	(223,737)
Net change in non-cash working capital balances relating to operations	264,249	55,535
	148,092	(168,202)
FINANCING ACTIVITIES		
Advances from directors	0	0
Shares issued	0	0
	0	0
INCREASE (DECREASE) IN CASH DURING THE PERIOD	148,092	(168,202)
CASH AT BEGINNING OF PERIOD	1,806,586	2,557,389
CASH AT END OF PERIOD	$ 1,954,678	$ 2,389,187

EXHIBIT 4

SUN ENTERTAINMENT HOLDING CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2009

1. NATURE OF OPERATIONS

The Company is engaged principally in receiving royalties for use of its master recordings and the merchandising of recorded music and memorabilia. The Company has the exclusive license rights to use certain master sound recordings owned by Shelby Singleton Enterprises, Inc. a company controlled by the President and Executive Vice President of the Company. The licensing agreement commenced January 2, 1988 and terminates December 31, 2011, with an option to renew for an additional twenty-five years. The license fee is 5% of sales, as defined in the licensing agreement.

The Company's revenues were derived principally from activity in the United States and the Company's assets are situated principally in the United States. Rates used for translating transactions and balances denominated in United States dollars are as follows:

Rate at March 31	1.2609	1.0063
Average rate for the period	1.2436	1.0165

2. SIGNIFICANT ACCOUNTING POLICIES

a) Basis of presentation

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). The significant accounting policies followed by the Company in preparation of these consolidated financial statements, are summarized below. The differences between Canadian GAAP and those generally accepted in the United States are discussed in Note 14 to these consolidated financial statements. All amounts are reported in Canadian dollars unless otherwise stated.

b) Principles of consolidation

These financial statements include the accounts of the Company, which was incorporated in British Columbia, Canada is and listed on the TSX Venture Exchange, and its wholly-owned subsidiary, Sun Entertainment Corporation, a Tennessee corporation. All material inter-company transactions and balances have been eliminated.

c) Inventory

Inventory consists of retail merchandise including CD recorded music and various consumer memorabilia products promoting the Sun logo. Inventory is stated at the lower of cost using the first-in, first-out inventory method or net realizable value.

d) Revenue recognition

The Company receives both foreign and domestic royalties by licensing its master recordings to users who are licensed to sell recordings from masters leased to them by the Company. Terms of the license agreements vary; however, most agreements specify payments of minimum guaranteed royalties to the Company. The Company follows the practice of recognizing licensee royalties as income upon receipt because revenue earned from most royalty arrangements

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

cannot be reasonably quantified prior to actual receipt and collectability of this revenue cannot be assured until it is actually received.

Revenue from miscellaneous sales of recorded music and merchandise is recognized when product is shipped, persuasive evidence of a sale or other arrangement exists, the amount is determinable and collection is reasonably assured.

e) Record masters and advance royalty payments to artists

The Company follows the practice of charging to operations the cost of master recordings and any advance royalties paid to the artist if those advances are not recovered through royalties earned by the artist during the year.

f) Foreign currency translation

These financial statements are presented in Canadian dollars. The operations of the U.S. subsidiary are considered to be self-sustaining from those of the parent company as of January 1, 2005 because the financial position of the subsidiary, which uses the U.S. dollar as its functional currency, is such that it is not financially dependant on or integrated with the parent company. The Company employs the current rate method for translating the U.S. dollar denominated financial statements of its subsidiary into Canadian dollars. Under the current rate method, assets and liabilities are translated at the exchange rates in effect at the balance sheet date, and revenues and expenses are translated at the average exchange rate for the period. The exchange gains and losses arising from the translation of the U.S. subsidiary are recorded as other comprehensive income (loss) and accumulated in a separate component of shareholders' equity.

g) Long-lived assets

The Company reviews its long-lived assets for impairment at least annually or whenever changes in events or circumstances indicate that the carrying amount may not be recoverable. Assets are classified as either held-for-use or available-for-sale. An impairment loss is recognized when the carrying amount of an asset that is held and used exceeds the projected undiscounted future net cash flows expected from its use and disposal, and is measured as the amount by which the carrying amount of the asset exceeds its fair value, which is measured based on discounted cash flows when quoted market prices are not available. For assets available-for-sale, an impairment loss is recognized when the carrying amount exceeds the fair value less costs to sell. The Company's long-lived assets consist of equipment, and to December 31, 2007 no impairment losses have been recognized.

h) Earnings per share

Earnings per share computations are based upon the weighted average number of shares outstanding during the year. As the Company has a simple share structure without stock options or other potentially dilutive instruments only basic earnings per share are presented in these financial statements.

i) Income taxes

The Company recognizes income taxes using an asset and liability approach. Future income tax assets and liabilities are computed annually for temporary differences between the financial statement carrying amounts and tax basis for various assets and liabilities using enacted tax laws and rates applicable to the periods in which these differences are expected to affect taxable income.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

j) Use of estimates

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions based on currently available information. Such estimates and assertions may affect the reported amounts of assets and liabilities and disclosure of contingencies at the date of the financial statements and the reported amounts of revenues and expense during the reporting period. Actual results could differ from those estimates. Significant areas requiring the use of estimates include the valuation of inventory, recognition of artists' royalty accruals payable and artist royalty expense due to frequent necessary litigation by artists or their estates, recognition of royalty revenues due to the uncertainty over their calculation and timing of receipt, valuation allowances for future income tax assets, amortization and allowances for doubtful accounts receivable.

k) Cash and equivalents

The Company considers all highly liquid instruments with original maturities of three months or less on the date of purchase to be cash equivalents. Cash and equivalents are carried at cost, plus accrued interest, which approximates market value.

l) Stock-based compensation

The Company uses the fair value method in accounting for stock-based compensation and other stock-based payments in accordance with CICA Handbook section 3870. The fair values of any stock-based awards or stock-based payments are expensed over the vesting period. As of December 31, 2008 and 2007 the Company has no stock-based award plans and has not made any stock-based payments.

m) Short-term investments

Short-term investments consist of term deposits held with financial institutions and are classified as held for trading. Short-term investments are recorded at cost plus accumulated interest which approximates fair market value.

n) Variable Interest Entities

Variable interest entities ("VIE") are consolidated by the Company when it is determined that it will, as the primary beneficiary, absorb the majority of the VIE's expected losses or expected residual returns. The Company does not currently have any variable interest entities.

o) New Accounting Standards

Effective January 1, 2007, the Company adopted the following new accounting standards issued by the Canadian Institute of Chartered Accountants ("CICA"). These accounting policy changes were adopted on a prospective basis with no restatement of prior period consolidated financial statements:

Section 1530 Comprehensive Income
Section 3251 *Equity*
Section 3855 Financial Instruments – Recognition and Measurement Section 3861 Financial Instruments – Disclosure and Presentation Section 3865 Hedges

These standards address the classification, recognition and measurement of financials instruments, the inclusion of other comprehensive income, and establish the standards for hedge accounting. Upon the adoption of these new standards the Company's cumulative transaction adjustment was reclassified to other comprehensive income. There were no other opening adjustments recorded on the adoption of these standards.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

On January 1, 2007, the Company also adopted CICA Section 1506 *Accounting Changes,* which expands requirements relating to voluntary changes in accounting principles, and requires the Company to disclose new sources of GAAP that have been issued but are not yet effective. The Company has not made any voluntary changes in accounting principles affecting these consolidated financial statements. The recent accounting pronouncements that have been issued as new sources of GAAP but are not yet effective are described below:

p) Recent Accounting Pronouncements

CICA Section 1400 *General Standards of Financial Statement Presentation* provides revised guidance on management's responsibility to assess and disclose the Company's ability to continue as a going concern. On January 1, 2008 the Company will adopt this standard and no significant impact is expected on the Company's interim and annual consolidated financial statements for fiscal 2008.

CICA Section 1535 *Capital Disclosures* establishes standards for the disclosure of the Company's objectives, policies and processes for managing capital, capital management strategies, as well as quantitative information about capital. On January 1, 2008 the Company will adopt this standard, and management is currently assessing its impact on the Company's interim and annual consolidated financial statements for fiscal 2008.

CICA Section 3031 *Inventories* contains expanded guidance related to cost measurement and disclosure requirements. On January 1, 2008 the Company will adopt this standard, and no significant impact is expected on the Company's interim and annual consolidated financial statements for fiscal 2008.

CICA Section 3064 *Goodwill and Intangible Assets* replaces Section 3062 *Goodwill and Intangible Assets,* and Section 3450 *Research and Development Costs,* which also resulted in amendments to related guidance contained in AcG-1 1 *Enterprises in the Development Stage* and Section 1000 *Financial Statement Concepts.* These pronouncements and amendments affect the recognition and measurement of intangible assets that include deferred costs related to mineral property exploration. On January 1, 2009 the Company will adopt this standard, and no significant impact is expected on the Company's interim and annual consolidated financial statements for fiscal 2009.

CICA Section 3862 *Financial Instruments - Disclosures* and Section 3863 *Financial Instruments - Presentation* replaces Section 3861 *Financial Instruments - Disclosure and Presentation.* These new sections revise and enhance current disclosure requirements for financial instruments, and place an increased emphasis on disclosure of risk exposure and risk assessments. On January 1, 2008 the Company will adopt this standard and management is currently assessing its impact on the Company's interim and annual consolidated financial statements for fiscal 2008.

In February 2008, the CICA Accounting Standards Board confirmed that public companies will be required to prepare interim and annual financial statements under International Financial Reporting Standards ("IFRS") for fiscal years beginning on or after January 1, 2011. Management is currently assessing the impact of adopting IFRS and it has not yet determined its affect on the Company's consolidated financial statements.

3. FINANCIAL INSTRUMENTS

Fair Values

The carrying value of cash, accounts receivable, accounts payable, due to related parties, and the current portion of note payable approximates their fair values due to the immediate or short-term maturity of these financial instruments. The fair value of the short term investments is estimated at cost plus accumulated interest.

3. FINANCIAL INSTRUMENTS (continued)

a) Foreign Exchange Currency Risk

The Company's financial instruments are substantially all denominated in U.S. dollars, and the U.S. dollar based operations of the Company's subsidiary are converted into Canadian dollars as the reporting currency in these financial statements (see Note 2(f)). Fluctuations in the exchange rates between U.S. and Canadian dollar could have a material effect on the Company's business and on the reported amounts in the Company's financial instruments.

b) Credit and Interest Rate Risks

In management's opinion, the Company is not exposed to significant credit or interest rate risks

c) Classification

Financial instruments are classified into one of five categories: held-for-trading, held-to-maturity investments, loans and receivables, available-for-sale financial assets or other financial liabilities. All financial instruments are measured at fair value except for loans and receivables, held-to-maturity investments and other financial liabilities which are measured at amortized cost. Subsequent measurement and accounting for changes in the value of these investments will depend on their initial classification as follows: held-for-trading financials assets are measured at fair value with changes in fair value recognized in operations. Available-forsale financial instruments are measured at fair value with changes in fair value recorded in other comprehensive income until the change in value is realized or the instrument is derecognized or permanently impaired.

The Company has classified its cash and equivalents and short-term investments as held-fortrading. Accounts payable and amounts due to related parties are classified as other liabilities.

4. GOODWILL

	2008	2007
Goodwill arising on business combination	$ 228,075	$ 228,075
Previously Amortized	(80,540)	(80,540)
Impairment provision	(147,535)	(147,535)
	$ 0	$ 0

5. RELATED PARTY TRANSACTIONS

The following is a summary of balances and transactions with directors and/or companies controlled by directors of Sun Entertainment Holding Corporation and its wholly-owned subsidiary.

	$	$
Balance Sheet:		
Accounts payable to companies controlled by directors	0	0
Advances from directors	0	0
Due to companies controlled by directors	181,921	556,572
Statement of Operations:		
Management fees incurred to a company controlled by a director	6,000	6,000
Royalties incurred to company controlled by a director (Note 2)	9,478	14,177

All related party transactions have been recorded at their exchange amounts, which approximate market terms. The related party balances have been recorded at their exchange amounts and are non-interest bearing with no fixed terms of repayment.

6. SHARE CAPITAL

Number of

Issued:	Shares	Value
Balance at March 31, 2009 and 2008	11,921,679	$ 3,298,095

7. INCOME TAXES

The reconciliation of differences between the Company's reported income tax expense at the effective rate and the expense that would otherwise result from the application of statutory rates for Canadian and U.S. taxes is as follows:

		2008	2007	2006
Income tax expense at the combined U.S. federal and state statutory tax rate of 35%	$	120,307	381,770	365,201
Utilization of accumulated tax losses carried forward		-	(61)	(35,859)
Reduction for effect of lower marginal tax rates		(18,962)	(26,505)	(11,823)
Differences between financial statement expenses and tax deductible expenses		(4,846)	7,689	(7,381)
Provision for income taxes at effective rate	$	96,499	362,893	310,318

7. INCOME TAXES (continued)

The significant components of the Company's potential future tax assets are comprised of differences between the financial statement and tax basis of the following items:

	2008	2007	2006
Canadian tax losses	$188	$7,243	$ 7,905
US tax losses	-	-	-
Differences for depreciable equipment	(1,611)	(1448)	(1,573)
Differences for exploration expenses	34,901	36,646	39,697
	33,478	42,441	46,029
Less valuation allowance	(33,478)	(42,441)	(46,029)
Net carrying amount	$ –	$ –	–

8. ECONOMIC DEPENDENCE

Approximately 51% of the Company's sales are made to four customers. (2007 - 52% to three customers) The loss of a material amount of sales to any of these customers could have a material adverse effect on operations.

The Company's operations are dependent on the license rights to use certain master sound recordings owned by Shelby Singleton Enterprises Inc. (see Note 1) as substantially all of the Company's sales are generated from the license rights to use these recordings.

9. CONTINGENCIES

From time to time, the Company is involved in various complaints claims and litigation arising in the ordinary course of its business. These claims relate primarily to disputes over royalties payable, defence of the Company's intellectual property rights, trademarks, and name. At any time the Company may be pursuing one or more of such actions and any expense related to them are expensed as incurred. Expenses relating to settlement of royalty claims are accrued based on management's estimate of the most likely outcome of such claims and are revised as more information is attainable or as claims are settled. The Company is defending an action which claims additional artists' royalties due for certain artists in past years. A provision for the cost of resolving this matter has been included in accrued liabilities. Management expects that this matter will be settled at the cost provided for in accrued liabilities, however due to the inherent uncertainties of this claim; the ultimate resolution of this matter could result in costs in excess of those currently provided for.

10. COMMITMENTS

The Company leases certain equipment and an automobile under long-term leases. The leases expire at varying dates to December 31, 2012.

The premises lease is renewed on a year-to-year basis. (Note 5)

The Company entered into a non-competition agreement with a director for a five-year term commencing October 31, 2007. The Company is committed to annual payments to the director under the agreement of $86,064 (denominated in US$87,100).)

10. COMMITMENTS (continued) The commitments over the next five years are as follows:

2008	$ 98,597
2009	98,597
2010	93,297
2011	87,996
2012	73,169

11. SEGMENTED INFORMATION

The Company's activities have been devoted to the reproduction and resale of certain master sound recordings owned by Shelby Singleton Enterprises, Inc.; accordingly, the Company is considered to be in a single line of business and the Company operates in primarily one geographic segment, being North America. Consequently no segmented information has been provided.

12.. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These consolidated financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"), which in most respects conform to accounting principals generally accepted in the United States ("US GAAP"). There were no material differences between Canadian and US GAAP in these consolidated financial statements for the years ending December 31, 2007, 2006 and 2005.

Recent US GAAP Pronouncements

In March 2008, the Financial Accounting Standards Board ("FASB") issued SFAS No. 161, *Disclosures about Derivative Instruments and Hedging Activities – an amendment to FASB Statement No. 133.* SFAS No. 161 is intended to improve financial standards for derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity's financial position, financial performance, and cash flows. Entities are required to provide enhanced disclosures about: (a) how and why an entity uses derivative instruments; (b) how derivative instruments and related hedged items are accounted for under Statement 133 and its related interpretations; and (c) how derivative instruments and related hedged items affect an entity's financial position, financial performance, and cash flows. It is effective for financial statements issued for fiscal years beginning after November 15, 2008, with early adoption encouraged. The Company is currently evaluating the impact of SFAS No. 161 on its financial statements, and the adoption of this statement is not expected to result in a material effect on the Company's financial statements with respect to its Canadian and US GAAP reporting differences.

12. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

Recent Accounting Pronouncements (continued)

In December 2007, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141 (revised 2007), *Business Combinations.* SFAS No. 141 (revised 2007) establishes principles and requirements for how the acquirer of a business recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree. The statement also provides guidance for recognizing and measuring the goodwill acquired in the business combination and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. SFAS No. 141 (revised 2007) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The adoption of this statement is not expected to result in a material effect on the Company's future reported financial position or results of operations with respect to its Canadian and US GAAP reporting differences.

In December 2007, the FASB issued SFAS No. 160, *Noncontrolling Interests in Consolidated Financial Statements - an amendment of ARB No. 51.* SFAS No. 160 establishes accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. SFAS No. 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. The adoption of this statement is not expected to result in a material effect on the Company's future reported financial position or results of operations with respect to its Canadian and US GAAP reporting differences.

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities – Including an Amendment of FASB Statement No. 115.* This statement permits entities to choose to measure many financial instruments and certain other items at fair value. Most of the provisions of SFAS No. 159 apply only to entities that elect the fair value option. However, the amendment to SFAS No. 115, *Accounting for Certain Investments in Debt and Equity Securities,* applies to all entities with available-for-sale and trading securities. SFAS No. 159 is effective as of the beginning of an entity's first fiscal year that begins after November 15, 2007. Early adoption is permitted as of the beginning of a fiscal year that begins on or before November 15, 2007, provided the entity also elects to apply the provision of SFAS No. 157, "Fair Value Measurements". The adoption of this statement is not expected to result in a material effect on the Company's future reported financial position or results of operations with respect to its Canadian and US GAAP reporting differences.

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements.* The objective of SFAS No. 157 is to increase consistency and comparability in fair value measurements and to expand disclosures about fair value measurements. SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS No. 157 applies under other accounting pronouncements that require or permit fair value measurements and does not require any new fair value measurements. The provisions of SFAS No. 157 are effective for fair value measurements made in fiscal years beginning after November 15, 2007. The adoption of this statement is not expected to result in a material effect on the Company's future reported financial position or results of operations with respect to its Canadian and US GAAP reporting differences.

12. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)
Recent Accounting Pronouncements (continued)

In June 2006, the FASB issued Interpretation No. 48, *Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109* ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes by prescribing a two-step method of first evaluating whether a tax position has met a more likely than not recognition threshold and, second, measuring that tax position to determine the amount of benefit to be recognized in the financial statements. FIN 48 provides guidance on the presentation of such positions within a classified balance sheet as well as on de-recognition, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The adoption of this statement did not have a material effect on the Company's financial statements with respect to its Canadian and US GAAP reporting differences.

RECEIVED
2009 JUN 22 A 4:35

FORM 52-109FV1

CERTIFICATION OF ANNUAL FILINGS - VENTURE ISSUER BASIC CERTIFICATE

I, **Shelby S. Singleton, President and Chief Executive Officer of Sun Entertainment Holding Corporation,** certify the following:

1. *Review*: I have reviewed the AIF, if any, annual financial statements and annual MD&A, including, for greater certainty, all documents and information that are incorporated by reference in the AIF (together, the "annual filings") of **Sun Entertainment Holding Corporation** (the "issuer") for the financial year ended **December 31, 2008.**

2. ***No misrepresentations***: Based on my knowledge, having exercised reasonable diligence, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the annual filings.

3. ***Fair presentation***: Based on my knowledge, having exercised reasonable diligence, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the annual filings.

Date: **April 30, 2009**

"Shelby S. Singleton"

Shelby S. Singleton
President & CEO

NOTE TO READER

In contrast to the certificate required for non-venture issuers under National Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings* (NI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in NI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of

i) controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

The issuer's certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate. Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

FORM 52-109FV1

CERTIFICATION OF ANNUAL FILINGS - VENTURE ISSUER BASIC CERTIFICATE

I, **John A. Singleton, Chief Financial Officer of Sun Entertainment Holding Corporation,** certify the following:

1. *Review*: I have reviewed the AIF, if any, annual financial statements and annual MD&A, including, for greater certainty, all documents and information that are incorporated by reference in the AIF (together, the "annual filings") of **Sun Entertainment Holding Corporation** (the "issuer") for the financial year ended **December 31, 2008.**

2. *No misrepresentations*: Based on my knowledge, having exercised reasonable diligence, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the annual filings.

3. *Fair presentation*: Based on my knowledge, having exercised reasonable diligence, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the annual filings.

Date: **April 30, 2009**

"John A. Singleton"

John A. Singleton
CFO

NOTE TO READER

In contrast to the certificate required for non-venture issuers under National Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings* (NI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in NI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of

i) controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

The issuer's certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate. Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.